Exhibit 99.1

ANNUAL INFORMATION FORM

Fiscal Year Ended March 31, 2019

June 12, 2019

Basis of Presentation

As used in this annual information form (“AIF”), unless the context otherwise requires, references to “Neptune”, the “Corporation”, “we”, “us”, “our” or similar expressions refer to Neptune Wellness Solutions Inc. (previously Neptune Technologies & Bioressources Inc.) and its subsidiaries, collectivelly or individually.

Unless otherwise noted, in this AIF, all information is presented as of March 31, 2019. All references in this AIF to “dollars”, “CDN$” and “$” refer to Canadian dollars and references to “US$” refer to United States dollars, unless otherwise expressly stated.

References in this AIF to our fiscal year refer to the fiscal year ended March 31. For example, references to “Fiscal 2019” refer to our fiscal year ended March 31, 2019.

We have proprietary and usage rights to a number of company names, product names, trade names and trademarks used in this AIF that are important to our business, such as, NEPTUNE WELLNESS SOLUTIONS ®, and MaxSimil®. We may omit the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this AIF.

Market and Industry Data

Market data and certain industry data and forecasts included in this AIF were obtained or derived from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this AIF. While we are not aware of any misstatements regarding Neptune’s industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and elsewhere in this AIF. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This AIF may only be used for the purpose for which it has been published.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements, including, without limitation, statements relating to certain expectations, projections, new or improved product introductions, market expansion efforts, and other information related to our business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by us and expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including, without limitation, assumptions about: the performance of our production facility; our ability to maintain customer relationships and demand for our products; the overall business and economic conditions; the potential financial opportunity of our addressable markets; the competitive environment; the protection of our current and future intellectual property rights; our ability to recruit and retain the services of our key personnel; our ability to develop commercially viable products; our ability to pursue new business opportunities such as legal cannabis oil production; our ability to obtain additional financing on reasonable terms or at all; our ability to complete and, as applicable, integrate our acquisitions and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where we are currently doing business or intend to do business.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under “Risk Factors”. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors” and elsewhere in this AIF, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. Unless otherwise indicated, forward-looking statements in this AIF describe our expectations as of the date of this AIF and, accordingly, are subject to change after such date. We do not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

Corporate Structure

Name, Address and Incorporation

Neptune was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998 and is now governed by the Business Corporations Act (Québec). Neptune’s head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3 and its website address is www.neptunecorp.com. The common shares of Neptune (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on NASDAQ Stock Market (“NASDAQ”) under the symbol “NEPT”.

Since its incorporation, Neptune has amended its articles on numerous occasions. The Corporation first amended its articles on May 30, 2000 to convert its then issued and outstanding shares into newly-created classes of shares. The Corporation’s articles were also amended on May 31, 2000 to create Series A Preferred Shares. On August 29, 2000, the Corporation converted all its issued and outstanding Class A shares into Class B subordinate shares. On September 25, 2000, the Corporation further amended its share capital to eliminate its Class A shares and converted its Class B subordinate shares into Common Shares. On November 1, 2013, the Corporation amended its articles of incorporation to reflect certain changes to items relating to board matters. On August 22, 2018, the Corporation amended its articles of incorporation to change its name to Neptune Wellness Solutions Inc.

Intercorporate Relationships

The activities of Neptune are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of Neptune as at March 31, 2019, as well as their jurisdiction of organization and the percentage held by Neptune in each of them.

Name	Jurisdiction of Organization	Percentage Held by Neptune
Biodroga Nutraceuticals Inc.	Québec	100%
9354-7537 Québec Inc.	Québec	100%

Biodroga Inc. was acquired by Neptune on January 7, 2016, and on March 1, 2016, it was amalgamated with an inactive subsidiary of Neptune, NeuroBioPharm Inc., and became Biodroga Nutraceutical Inc. (“Biodroga”).

9354-7537 Québec Inc. was incorporated on February 6, 2017. It is a wholly-owned subsidiary of Neptune that was created with the intent of submitting an application to become a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and to obtain a Control Substance Licence (also referred to as a Dealer’s Licence) under the Controlled Drugs and Substances Act (“CDSA”), which was transitioned to an application for a license for standard processing under the Cannabis Act and the Cannabis Regulations with the coming into force of the new legislation and regulations on October 17, 2018. See “Business Overview & Mission” under the heading “Description of the Business”, below.

Recent Subsidiaries since March 31, 2019

On May 3, 2019, Neptune incorporated Neptune Holdings USA, Inc., a Delaware company wholly-owned by Neptune, which was created in connection with the proposed acquisition of the business of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively, “SugarLeaf”). See “Recent Business Developments” under the heading “General Development of the Corporation”, below.

On May 3, 2019, Neptune incorporated Neptune Acquisition USA, Inc., a Delaware company wholly-owned by Neptune Holding USA, Inc., which was created in connection with the proposed acquisition of the business of SugarLeaf. On May 13, 2019, Neptune filed a Certificate of Amendment of Certificate of Incorporation to change its name to Sugarleaf Labs, Inc. See “Recent Business Developments” under the heading “General Development of the Corporation”, below.

General Development of the Corporation

Fiscal Year Ended March 31, 2017 (13-Month Period)

Productivity Initiatives Generating Results

Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance, was well underway in Fiscal 2017. Amongst other things, Neptune focused on optimizing business processes and reducing general and administrative expenditures. This initiative was put in place through the second quarter of Fiscal 2016 and the third quarter of Fiscal 2017. All of the approximately $5 million publicly targeted savings were realized.

Ending Patent Litigations and New Licensing Agreements

On September 30, 2016, Neptune and Aker BioMarine (‟Aker”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provided for continued access for Aker to Neptune’s previously-owned composition patents for the duration of the patents, in consideration of an upfront royalty payment of US$10 million payable over a period of 15 months. Neptune acquired rights to use Aker’s select krill oil-related patent portfolio for the duration of the patents in consideration of an upfront royalty payment of US$4 million payable over the same 15-month period.

On September 30, 2016, Neptune, through its wholly-owned subsidiary Biodroga, signed an exclusive, worldwide and royalty-bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. Designed as a unique delivery system, MaxSimil is believed to allow for enhanced bioavailability and absorption of lipid based and lipid soluble nutraceuticals ingredients such as omega-3 fish oils, vitamin A, D, K and E, CoQ10 and others. The agreement allows Neptune to manufacture, distribute and sell MaxSimil in the nutraceutical field worldwide. The terms also cover potential collaboration between both companies on clinical trials. In order to keep its exclusivity, the Corporation has to sell minimum volumes per year.

On March 31, 2017, Neptune and Enzymotec Ltd (“Enzymotec”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provided continued access for Enzymotec to the krill-related patents previously-owned by Neptune for the duration of the patents, in consideration of an upfront royalty payment of US$1.63 million. The agreement also provided continued access for Neptune to Enzymotec’s krill-related patents for no consideration.

Launch of New Specialty Ingredients

On September 15, 2016, in addition to the launch of MaxSimil, Neptune, as a pioneer of the krill oil market, pursued its commitment to science-based innovation with the addition of NKO® Omega Plus to its growing proprietary specialty ingredients portfolio, a product with one of the highest omega-3 concentrations of pure krill oil available on the market. Neptune’s proprietary extraction process enabled NKO® Omega Plus to contain up to 30% more Omega-3 than krill oil products typically on the market today.

Fiscal Year Ended March 31, 2018

Application with Health Canada under ACMPR

In April 2017, the Corporation submitted a written application to Health Canada to become a Licensed Producer of medical cannabis, which at that time had been confirmed by the agency as having cleared the Security Clearance Process and being in active review.

Transaction Concluded with Aker BioMarine

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) concluded an agreement whereby Aker BioMarine acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of aproximately $43 million (US$34 million) paid at closing (the “Aker Transaction”). As a result of the Aker Transaction, Neptune exited bulk krill oil manufacturing and distribution activities and Aker BioMarine became the exclusive krill oil supplier to Neptune’s solutions business.

Neptune’s Sherbrooke facility was not part of the Aker Transaction, and was kept to be used for the development of unique extractions targeted towards high potential growth segments such as in the legal cannabis industry. A large number of our employees saw their employment terminated as part of the Aker Transaction.

Phase I - $5M Investment in Cannabis Extraction Capacity

On November 14, 2017, Neptune announced a capital investment of $5 million for the payment of building improvements and specific equipment required to process cannabis oil at our current extraction facility. It was completed by August 2018, on time and on busget.

Licensing Agreement Combining MaxSimil Technology with Cannabinoids

On November 27, 2017, we announced the signature of an exclusive, worldwide and royalty-bearing licensing agreement for the use of the MaxSimil® technology, a patented omega-3 fatty acid delivery technology and strong growth driver of Neptune’s solutions business, in combination with cannabis-derived products. This new agreement allows us to research, manufacture, formulate, distribute and sell monoglyceride omega-3-rich ingredients in combination with cannabis and/or cannabinoid-rich hemp-derived ingredients for medical and adult use applications.

The Corporation believes the MaxSimil® technology has the ability to enhance absorption of lipid-based and lipid-soluble ingredients such as cannabinoids, essential fatty acids including EPA and DHA omega-3s, vitamins A, D, K and E, CoQ10 and others. This could be especially beneficial in increasing the absorption of ingredients which are not easily absorbed, such as cannabidiol (“CBD”).

Business Update Meeting

On November 28, 2017, Neptune held a business update meeting in New York City to discuss its entry into the legal cannabis market in Canada via the extraction and commercialization of cannabis oil. In Fiscal 2018, Neptune’s Chief Executive Officer (“CEO”), Jim Hamilton, and other members of senior management conducted an in-depth overview of the cannabis market in Canada, the Corporation’s business plans, a timeline of anticipated milestones and the potential economics of this new business venture.

Loss of Control of Subsidiary Acasti

On December 27, 2017, Acasti Pharma Inc. (“Acasti”) concluded a public financing. Immediately before the financing, Neptune owned 33.96% of Acasti’s common shares and had determined it had de facto control over Acasti and therefore consolidated Acasti’s financial results. After the financing, the ownership interest of the Corporation in Acasti decreased to 20.39%, and 12.12% on a fully diluted basis. As a result, management determined that the Corporation lost de facto control of Acasti and stopped consolidating Acasti’s financial results. As of the date of this AIF, following the issuance of addtionnal shares by Acasti in connection with other public or private financings, the Corporation has an interest of less than 5% in Acasti.

Research Agreement Combining Krill Oil with Cannabinoids

On January 19, 2018, Neptune announced an exclusive research agreement with the purpose of developing new medical and wellness targeted cannabinoid-based products, such as CBD combined with krill oil whose combination use would be exclusive to Neptune. The new products will be aimed at the growing number of federal jurisdictions worldwide, such as Canada, that have or will legalize cannabinoids for medicinal and/or adult use.

Co-Development Agreement for Medicinal Cannabis Applications

On February 12, 2018, Neptune and Tetra Bio-Pharma Inc. announced that they entered into an agreement for the co-development, commercialization and marketing of purified cannabinoid oil-based products to address pain and inflammation relief applications for the natural health products and pet veterinary markets.

Fiscal Year Ended March 31, 2019

Transaction Concluded with Canopy Growth Corporation

On June 19, 2018, the Corporation announced that it had entered into a multi-year processing agreement with Canopy Growth Corporation (“Canopy Growth”). Under the terms of the agreement, the Corporation will supplement Canopy Growth’s extraction, refinement, and extract product formulation capacity to provide extracted cannabis products.

Two Patent Applications for Innovative Cannabis Extraction Processes

On August 9, 2018, the Corporation announced that it had filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. See “Patent Applications” under the heading “Description of the Business”, below.

License from Health Canada

On September 17, 2018, Neptune announced that it received a Confirmation of Readiness letter from Health Canada in regard to its application to become a Licensed Producer under the ACMPR (Access to Cannabis for Medical Purposes Regulations). Health Canada’s positive response marked another important regulatory step forward to obtaining Neptune’s licence to produce cannabis oil supporting its timeline to commence commercialization during Fiscal 2019.

On January 7, 2019, Neptune announced that it received a License for Standard Processing from Health Canada under the Cannabis Act. The Standard Processing License, issued on January 4, 2019, enables Neptune to possess cannabis, to produce cannabis (other than obtain it by cultivating, propagating or harvesting it) and to sell its products or its services to other license holders.

Phase II – 5 Million Investment in Cannabis Extraction Expansion

On June 5, 2018, Neptune announced an investment of $4.8 million to expand the capacity of its extraction facility to 200,000 kg of input material annually. This expansion was completed on time and on budget in April 2019. See “Description of the Business - Our Products – Cannabis Products and Services”.

Transaction concluded with Lonza

On December 21, 2018, the Corporation announced that it had entered into a multi-year intellectual property (IP) licencing and capsule sale agreement with Lonza (SWX: LONN). With an initial annual capacity of up to 200 million capsules, this licensing agreement will allow Neptune to seek to become a large-scale Licaps® manufacturer in the Canadian cannabis sector.

Commercial Production and Shipping of Cannabis Extracts

On March 26, 2019, the Corporation completed initial commercial cannabis extracts production lots and was shipping same from its licensed, GMP (Good Manufacturing Practices, mandated by the Natural Health Products Directorate of Health Canada) facility, in Sherbrooke, Quebec.

Recent Business Developments

Transaction Concluded with Sugarleaf

On May 9, 2019, the Corporation entered into a definitive agreement to acquire substantially all of the assets of SugarLeaf, a North Carolina-based commercial hemp company providing extraction services and formulated products (the “SugarLeaf Acquisition”). It is contemplated that the Corporation will acquire the business of SugarLeaf on a debt-free basis for an initial consideration payable at closing of the SugarLeaf Acquisition of US$12 million in cash and US$6 million in Common Shares. Upon the achievement of certain annual adjusted EBITDA and other performance targets, additional consideration of up to US$132 million could be paid to the sellers over the three years following the closing of the SugarLeaf Acquisition in a combination of cash and Common Shares for a maximum aggregate purchase price of up to US$150 million. The SugarLeaf Acquisition is expected to close on or about July 31, 2019, upon completion of standard closing requirements, including regulatory and stock exchange (NASDAQ and TSX) approvals.

The SugarLeaf Acquisition will allow the Corporation to establish a U.S.-based hemp extract supply chain utilizing advanced equipment and techniques available to yield high-quality full and broad-spectrum hemp oil. SugarLeaf’s 24,000 square foot Conover, North Carolina extraction facility is a cold ethanol processing facility with an expected processing capacity in the first year of up to 1,500,000 kg of hemp per year which uses advanced extraction equipment, from stainless centrifuges to high capacity filtering and purifying techniques as well as non-genetically modified organism (“GMO”) ethanol at extremely cold temperatures with advanced lab techniques producing cannabinoid-rich extracts.

SugarLeaf sources hemp materials from local licensed hemp growers that use responsible growing practices, including organic and regenerative farming techniques, in accordance with U.S. federal and state regulations. SugarLeaf provides private label services for finished packaged hemp oil goods and delivers premium, non-GMO consumer products with impactful health benefits, ranging from tinctures and topicals to liquid soft gel capsules and Evape products. By maintaining strong supplier relationships with farmers and consumer product companies, in addition to licenses and registrations with the relevant governmental bodies, SugarLeaf has solidified its place in the industry as a reliable, efficient and consumer-minded hemp processor. In leveraging SugarLeaf`s unique range of assets, Neptune will be able to play a broader role in the customer value chain and address a rapidly developing U.S. market.

The foregoing is a summary description of the terms of the agreement dated May 9, 2019 relating to the SugarLeaf Acquisition (the “SugarLeaf Purchase Agreement”) with SugarLeaf and does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the SugarLeaf Purchase Agreement, a copy of which is available under the Corporation’s profile on SEDAR at www.sedar.com.

Settlement on Claims

On May 10, 2019, the Corporation announced that it had settled certain claims made by the Corporation’s former chief executive officer against the Corporation in respect of the termination of his employment with the Corporation.

Transaction Concluded with Tilray

On June 7, 2019, Neptune entered into a definitive agreement to provide extraction, and purification services to Tilray Inc. (“Tilray”), a global leader in cannabis research, cultivation, production, and distribution. Neptune will receive, at its facility in Sherbooke, Quebec, cannabis and hemp biomass from Tilray. Neptune will provide extraction services to produce various extract formats which include crude resin, winterized oil and distillate extracts. Under the terms of the agreement, the minimum volume of biomass to be processed over the three year term is 125,000kg, of which the first year is expected to represent 20% of total volumes. We expect to receive our first shipment of biomass from Tilray in September 2019.

Transaction Concluded with TGOD

On June 12, 2019, Neptune announced the signature of a three-year contract with The Green Organic Dutchman (“TGOD”) projected to be valued at approximately $125 million. Neptune will provide extraction services as well as turnkey packaging solutions to TGOD covering a range of product forms such as capsules, vape pens, sprays, topicals, sachets, tinctures, and others.

Description of the Business

Business Overview & Mission

Neptune specializes in the extraction, purification, and formulation of cannabis products and provides customized turnkey solutions and specialty ingredients for the nutrition industry. Through its wholly owned subsidiary 9354‑7537 Québec Inc., Neptune is licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Neptune’s mission is to leverage our scientific and technological expertise to create and provide our global customers with the best wellness solutions for the cannabis and nutrition product markets. Neptune is active in five main areas: Legal Cannabis Products, Turnkey Nutrition Solutions, Ingredients, Pet Supplements, and Consumer Brands.

Consistent with our strategic focus of leveraging our scientific, technological and innovation expertise, Neptune is focused on the development of unique value-added products and formulations in high-potential growth segments, such as cannabinoid-based products. Our objective is to become a world’s leader in extraction, purification, and formulation of cannabis products. The Corporation’s expected growth in the cannabis field is an attractive method of utilizing the existing Sherbrooke facility, a key asset of the Corporation, following the sale of the Corporation’s krill oil manufacturing business in August 2017.

In April 2017, the Corporation applied for a license with Health Canada in order to be able to produce cannabis oil under the ACMPR, which was transitioned to an application for a license for standard processing under the Cannabis Act and the Cannabis Regulations with the coming into force of the new legislation and regulations on October 17, 2018. On January 4, 2019, the Corporation received a standard processing license from Health Canada, which will allow Neptune to process and sell cannabis and to pursue its cannabis-related activities. There is no guarantee that any prospective projects in the industry will be successful.

As a condition for obtaining our license to process cannabis under the Cannabis Act and the Cannabis Regulations, Health Canada required multiple steps to be taken, including the addition of physical barriers, visual monitoring, recording devices, and intrusion detection systems, as well as other important controls on access to the Corporation’s existing Sherbrooke facility.

We are working to develop unique extracts and formulation in the legal wellness cannabis space. During Fiscal 2019, our focus was to build a viable business-to-business (“B2B”) wholesale extraction, purification, and formulation cannabis business. As the cannabis industry is rapidly evolving, we believe that speed is essential to gain a foothold. The license received under the Cannabis Act and Cannabis Regulations allows us to produce cannabis oil wholesale initially on a B2B basis. We intend to pursue two business models: (i) by buying dry cannabis and selling cannabis oil wholesale through extraction, refinement, and formulations, and (ii) by offering custom production services based on Neptune proprietary technology while capitalizing on long-term site utilization. In addition, we intend to offer different delivery forms assuming pending legislations for edibles pass during the current year, such as tinctures, spray, topical and vape pen.

The Corporation intends to process, sell, and distribute its cannabis products to other authorized cannabis license holders and provincial distributors, such as the Société québécoise du cannabis, authorized to conduct business legally. As cannabis becomes legalized for medical purposes in other countries, the Corporation intends to seek to benefit from those business opportunities.

Neptune received its license to process cannabis from Health Canada on January 4, 2019, which enabled it to start possessing cannabis, producing cannabis (by means other than obtaining it by cultivating, propagating or harvesting), and selling its products and services to other license holders. Also, Neptune entered into a multi-year IP licensing and capsule sale agreement with Lonza, which owns the Licaps® liquid filled hard capsule technology.

Combined with Neptune’s leading extraction and purification capabilities, and significant capacity for the production of cannabis extract, Neptune believes customers will greatly benefit from this application technology.

With more than 50 years of combined experience in the nutrition industry, the Corporation, through its nutraceuticals products segment also formulates, develops, and provides to customers turnkey nutrition solutions. These are available in various unique delivery forms such as liquids and capsules, and can include specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells krill oil directly to consumers through web sales at www.oceano3.com.

Our Products

Cannabis Products and Services

Neptune currently holds a processing license and is able to process 30,000 kg of input material per year by means of Supercritical CO2 extraction. In April 2019, the Corporation completed the construction of the second phase of the expansion of its extraction facility, which increased the annual extraction capacity of the facility to 200,000 kg of input material by adding 170,000 kg of capacity under an ethanol-based extraction process. In connection with the expansion, the Corporation submitted an application to Health Canada to amend its processing license and be authorized to process annually an additional 170,000 kg of input material using the ethanol-based extraction process. The regulatory approval from Health Canada for the increased limit as a result of the addition of the ethanol-based extraction process is pending and must be received to begin ethanol extraction.

In June 2019, Neptune’s Board of Directors approved a Phase IIIA extraction capacity expansion which, once completed, will add 1,300,000 kg of ethanol extraction capacity for a total annual extraction capacity at the facility in Canada of 1,500,000 kg of input material. The Phase IIIA expansion will be implemented to support the execution of Neptune’s growth strategy to become a global leader in cannabis extraction and purification. Following the completion of the Phase IIIA expansion, Neptune will require the regulatory approval of Health Canada to be authorized to use the increased capacity of its facility.

A staggered capacity expansion strategy has been chosen to accelerate our time to market. The Phase IIIA expansion is expected to reduce our commercialization timeframe significantly versus a full capacity expansion, which could ultimately reach up to 6,000,000 kg of input material per year. Neptune will revisit further expansion plans as the global market evolves and demand for cannabis extracts increases. The investment required to complete the Phase IIIA expansion is estimated at $4 million, providing the Corporation with a very attractive return on investment. The extraction equipment already installed at the facility reduces greatly our investment needs and time to market. The Phase IIIA expansion is expected to be completed before the end of calendar year 2019.

From crude to winterized, and distillate extracts, Neptune’s capabilities are vast and customizable. The oils and extracts can then be used to formulate a wide array of products. The Corporation also boasts a large-scale production capacity of proprietary capsules, Licaps®, through a licensing agreement with Lonza, a global leader in capsule technology.

As the cannabis market and attendant regulations continue to evolve, Neptune plans to expand its offering to meet the fast-changing demand for innovative cannabis products. A variety of product forms are expected to be introduced in 2019-2020 as the regulatory framework is expected to evolve in October 2019, which would include: tinctures, individual shots, capsules, topicals, sprays, vape pens, and others under development.

Specialty Ingredients

Neptune offers a variety of specialty ingredients, including our specialty ingredient MaxSimil. Leveraging our global network of suppliers, we also source a variety of other marine oils, seed oils, and specialty ingredients that are available for sale. Our specialty ingredients usually come in bulk soft gels or other finished forms, serve as a dietary supplement to consumers, and are available under distributors’ private labels, primarily in the Canadian and U.S. nutraceutical markets.

MaxSimil®

MaxSimil is a novel, patented delivery platform that enhances the absorption of lipid-based and lipid-soluble nutraceuticals. MaxSimil mimics the human digestive process using enzymes to deliver absorption-ready, pre-digested lipid-based products such as Omega-3 fish oils.

Krill Oil & Formulations Derived from NKO®

As described in “Licensing Agreements” under the heading “Intellectual Property”, below, Neptune has entered into a trademark licence agreement with Aker BioMarine, in connection with the Aker Transaction, pursuant to which Neptune is granted a licence to use certain NKO trademarks in furtherance of the manufacturing of products containing krill oil where all krill oil contained in such products is sourced or received by Neptune exclusively from Aker BioMarine, provided that Neptune may not manufacture and/or sell krill products for private label use (i.e., for sale or distribution under a brand owned, licensed or controlled by a retailer), unless expressly agreed to by Aker BioMarine, or engage in any service, product or involvement, directly or indirectly in the extraction of krill oil from any raw material containing krill biomass.

NKO is a marine oil extracted from krill (Euphasia superba) which we first commercialized in 2003. NKO’s elevated content of phospholipids rich in omega-3 fatty acids (EPA & DHA) and antioxidants such as astaxanthin, vitamin A and vitamin E offers a safe and effective product free of preservatives with clinically tested health benefits.

Formulations derived from NKO that target more specific conditions include NKO Beat™, which targets heart and circulation health, NKO Flex™, which targets bone and joint health, and NKO Focus™, which targets brain and vision health. Prior to the Aker Transaction, we launched these three formulations available in finished soft gels in the B2B industry available under distributors’ private labels.

Marine & Seed Oils

We offer a variety of natural grade (TG form) and concentrated fish oils. Carefully selected from the world’s highest quality sources and tested using the International Fish Oil Standards (IFOS), the fish oil industry’s most stringent quality control standards, our line of fish oil offers amongst the best value on today’s market.

Our seed oils, pressed from carefully selected and tested seeds, are pure and potent, derived from sources including camelia, chia seed, hemp seed, flaxseed, evening primrose, olive and coconut, our seed oils can be used in multiple delivery forms and are a good source of omega-3,5,6,7,9 and 11.

Other Specialty Ingredients

We offer a range of specialty extracts and vitamins for sale in bulk. All our ingredients are sourced from reliable, top quality partners to customize condition specific solutions. Some of our ingredients include vitamin E, asthaxanthin, phospholipids, plant sterols.

Turnkey Solutions – Customized Consumer Products

As a turnkey solution provider of omega-3’s and other functional ingredients, we provide specialized nutraceutical products to branded marketers in the nutraceutical industry, primarily in North America. We develop and distribute to branded marketers products which primarily include omega-3’s, along with other essential nutritional ingredients that are used in specialty formulations, such as vitamin E, astaxanthin, marine or vegetable based phospholipids and plant sterols. We develop, design and formulate these solutions to branded marketers as turnkey finished supplements that are ready for sale under their private label, primarily as softgel capsules and liquids, and occasionaly in bulk form. Through our global network of suppliers, we source ingredients and formulate the customized product. The ingredients are sent to third-party manufacturers, where the formula is developed in a liquid, powder or capsule form and then packaged. We are responsible for quality testing each product, which is then to be approved for sale.

From time to time, we reformulate existing products to address market developments and trends, and to respond to customer requests. We also seek to develop new products. New products ideas are derived from a number of sources, including internally, trade publications, scientific and health journals, consultants, distributors and other third parties. Prior to reformulating existing products or introducing new products, we investigate product formulations as they relate to regulatory compliance and other issues. Our management continually assesses and analyzes developing market trends to detect and proactively address what they believe are areas of unmet or growing demand that represent an opportunity for us.

Pet Supplements – A Specialized Turn-Key Solution

Pet owners want to offer the best to their four-legged friends. As part of its turn-key solutions services, Neptune also develops human-grade omega-3 products and other customized formulations specifically for pets. Our pet supplements contain low levels of contaminants and are available in different concentrations, answering the raising demand for human-grade omega-3 solutions for pets.

Consumer Brand - OCEANO3™ – Our Krill Oil Consumer Brand

OCEANO3™ comes in softgel form. We sell OCEANO3™ directly to consumers in Canada and the U.S. through our online platform (www.oceano3.com), under our own proprietary brand name. We see it as an opportunity to get closer to the consumer, increase our knowledge of the business to customer (B2C) space, and transfer key learnings on the benefit of our products to our customers as an added value.

Neptune’s Market

Cannabis Activities

Neptune also focuses on building a viable B2B wholesale extraction, purification and formulation cannabis business. As the cannabis industry is rapidly evolving, we believe that speed is essential to gain a foothold. Neptune currently holds a processing licence and is able to produce 30,000 kg of input material per year by means of CO2 extraction. In March 2019, the Corporation filed for an amendment to its processing license to be authorized to produce an additional 170,000 kg of input material using ethanol extraction, which could be processed as a result of the completion of the Phase 2 expansion of the facility. The regulatory approval from Health Canada for the amendment to the processing license is pending and must be received to begin ethanol extraction.

According to a 2019 report published by BDS Analytics and Arcview Market Research, Canada Leads the Way on Global Cannabis Legalization, Legal cannabis spending in Canada is set to grow from US$569 million in 2018 to US$5.2 billion by 2024.

As per the National Cannabis Survey (NCS) more Canadians began to use cannabis during the first quarter of 2019. Fifty percent of first time post-legalization users are situated in the 45+ age category.

In a Q1-2018 report from BDS Analytics, Public Attitudes and Actions Towards Cannabis in Canada, 24% of cannabis consumers consumed for both medicinal and recreational purposes. 56% of consumers said that the main reason for consuming cannabis was for relaxation related purposes. For one out of four consumers aged 51+, the main reason for consumming cannabis was pain relief.

In a report, The Tasty Future of Cannabis Edibles, published in 2018 by Arcview Market Research, flower represented 50% of sales in the US in 2017 and is estimated to be 37% in 2022. The remaining 63% includes other forms derived from extracts such as concentrates, edibles and topicals. Neptune expects Canada to follow similar trends as the regulations allow for additional product forms in October 2019.

Hemp Activities – USA

In April of 2019, Neptune signed a definitive agreement to acquire the assets of American hemp processor SugarLeaf, which will allow the Corporation to establish a supply chain in the U.S.

According to a report published by Cowen Washington Research Group in February 2019, the U.S. hemp market is set to be a US$16 billion dollar category by 2025 (includes nutraceuticals, topicals, beverages, food, beauty and vapor products). In a summary report from HelloMD/Brightfield Group published in 2018, 58% of CBD users are women and the three main reasons for consuming are anxiety, pain and general relaxation.

Nutraceutical Activities

Neptune sells a wide range of specialty ingredients and turnkey solutions in the dietary supplement market. In 2017, the US retail supplement market totaled US$43.4 billion according to the NBJ Supplement Business Report published in August 2018. The specialty supplements category accounted for US$7.9 billion of which US$1.2 billion was attributed to fish and animal oils.

The nutraceutical industry is global, competitive and fragmented. Distribution channels include specialized and mass retail chains, multi-level marketing organizations, web-based retailers, direct to consumer, heath food stores and healthcare practitioners. The world retail market for dietary supplements is highly fragmented, and is comprised of a large number of products and many small manufacturers.

Part of the Corporation’s strategy is to move further up the value chain, and build on its current solution business by further progressing into specialized product development services, such as formulation and blending, which Neptune believes it follows market trends in the dietary supplement space. As the industry develops, we believe businesses are increasingly looking for tailored solutions, such as condition-specific formulations, something that we can facilitate. In turn this creates increased customer interaction, they are much more engaged and proactive when it comes to their health, opportunity and “stickiness” due to the heightened partnering created through customized offerings.

In the past, Neptune has mostly focused on indications such as heart, joint, inflammation and brain health. Following market trends, the Corporation has enlarged its ingredient and turnkey solutions offering and now also focuses on sports nutrition, digestive health, mitochondrial health and weight management. We believe the following factors, among others, should favor the growth of the nutraceutical market:

•	improved understanding and scientific knowledge of the contribution of diet in health maintenance and disease prevention;
•	increased consumer demand for dietary supplements that help to maintain vitality and promote health; and
•	increased health care costs and the trend towards self-treatment with a focus on natural products.

Competition

The nutraceutical, and cannabis industries are highly competitive. There are many companies, public and private universities, and research organizations actively engaged in the research and development of products that may be similar to our products. It is probable that the number of companies seeking to develop products similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products.

The Corporation is competing in a growing cannabis industry subject to rapid changes and developments. As of the date of this AIF, there are a growing number of licensed cannabis processors, and a growing number of licensed cannabis producers which have the ability to conduct in-house extraction. The Corporation believes that a higher number of approved producers will be benificial to its business as it will increase its supply, and its B2B customer base. However, should the demand for cannabis extracts increase, and the application backlog with Health Canada be processed, the Corporation believes new competitors will enter the market. The Corporation faces the challenge of competing with companies of varying sizes and at varying stages of licensing and levels of development of related products in the cannabis industry. Other companies working in cannabinoid processing may develop products targeting the same conditions that we may be focusing on, and such competing products may be superior to our current and potential products. We seek to differentiate our products and marketing from our competitors based on product quality, customer service, marketing support, pricing and innovation, and believe that our strategy enables us to effectively compete in the marketplace. For additional information regarding the competitive nature of the cannabis industry, see “Risks Related to Our Business and the Cannabis and Hemp Industry” under the heading “Risk Factors”, below.

Manufacturing and Supply

Cannabis Products – Extracts and Formulations

We retrofited our existing production facility located in Sherbrooke, Province of Québec, Canada to comply with Health Canada requirements under the Cannabis Act, in order to produce our cannabis extracts and formulations at our existing site. Our GMP (Good Manufacturing Practices, mandated by the Natural Health Products Directorate of Health Canada) production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our facility, which allows us to conduct research, new product development and quality control analysis in‑house.

As a condition for obtaining our licence to produce cannabis oil under the Cannabis Act, Health Canada required multiple compliance measures to be taken, including the addition of physical barriers, visual monitoring, recording devices, intrusion detection, as well as other important controls around access to the Corporation’s existing Sherbrooke facility. For additional information regarding the regulatory context of the cannabis industry, see “Risks Related to Our Business and the Cannabis and Hemp Industry” under the heading “Risk Factors”, below.

Based on our expected growth rate and planned investment in our equipments and facilities, we believe that our manufacturing capacity will be sufficient to meet our requirements for the near future. Our intention is to maximize the return on investment in our manufacturing unit.

Nutraceutical Products

Our other nutraceutial products are manufactured by third party manufacturers located in North America. In order to meet demand for our nutraceutical products, we have developed relationships with selected contract manufacturers. We believe that we are not dependent on any such contract manufacturer and that, if necessary, our current selected contract manufacturers could be replaced with minimal disruption to our operations, if need be.

We subcontract the encapsulation process and the packaging of our products to third parties in Canada and the United States.

We currently purchase raw materials for the manufacturing of our products from suppliers recognized for their quality and consistency. Our quality control staff requires full disclosure on the part of our suppliers and we periodically conduct on-site audits of their facilities. For strategic reasons, certain of our key raw materials are sourced from single suppliers. However, in the event that we were unable to source an ingredient from a current supplier, we believe that we could generally obtain the same ingredient or an equivalent from an alternative supplier, with minimal disruption to our operations.

We are constantly looking at ways to improve the logistics of our operations and optimize processes in place.

Sales and Distribution

Cannabis Activities

The Corporation intends to manufacture, sell and distribute its cannabis products initially to other Canadian license holders, provincal distributors, such as the Ontario Cannabis Store and the Société québécoise du cannabis, and other private distributors authorized to conduct business legally in Canada and globally. As cannabis becomes legalized for medicinal purposes in other countries, the Corporation intends to also benefit from those business opportunities.

U.S. Hemp Activities

Through is subsidiary Biodroga, the Corporation provides certain services related to the fulfillment of orders for bulk unlabeled (or finished and labeled) products, including hemp-derived products in the United States. The Corporation’s services include arranging for the manufacturing and distribution of products produced and/or distributed by third parties. The Corporation does not itself manufacture, distribute, or retail any hemp-derived products as part of these services.

Nutraceutical Activities

The Corporation sells its products mainly in bulk softgels or liquids to multiple distributors and customers, who commercialize these products under their private label. While the Corporation may have purchase orders in place with approximately 100 different distributors and customers at any one time, the majority of the Corporation’s sales are concentrated with a small group of distributors and customers. During Fiscal 2019, one customer represented 21% (Fiscal 2018 – one customer represented 17%) of total nutraceuticals consolidated revenues of the Corporation. Agreements with these distribution partners may be terminated or altered by them unilaterally in certain circumstances. See “Risk Factors - Risks Related to Our Business - We derive our revenues from a limited number of distributors and have a significant concentration of our accounts receivable.” In addition, the agreements between us and our distributors contain certain customary indemnification provisions with respect to liability incurred from claims resulting from items that are the responsibility of the distributor, such as encapsulation, blending or packaging.

We currently distribute all our products to our customers through contract and common carriers.

Online orders of OCEANO3™ are handled by our distribution personnel and a third party contractor retained by us. Once an internet order is completed, our computer system forwards the order to the distribution center, where all necessary distribution and shipping documents are printed to facilitate processing. Then, the orders are prepared, picked, packed and shipped continually throughout the business day. Completed orders are bar-coded and scanned and the merchandise and ship date are verified and entered automatically into the customer order file for access by sales associates before shipment. All orders are distributed through common carriers.

During Fiscal 2019, approximately 56% (Fiscal 2018 – 48%) of our consolidated revenues were made to customers in the United States, 35% to customers in Canada (Fiscal 2018 – 43%) and 9% to customers in other countries (Fiscal 2018 – 9%). Neptune’s consolidated revenues for Fiscal 2019 amounted to $24.4 million, a 3.2 million decrease from $27.6 million for Fiscal 2018. Our sales are not cyclical or seasonal.

Employees

As of March 31, 2019, we had 74 employees working at our business offices in Laval and Vaudreuil and at our production facility and laboratory in Sherbrooke. Our employees possess specialized skills and knowledge in the following fields, which we believe are valuable assets of the Corporation: (i) oil extraction processes, (iii) scientific knowledge, (iv) commercialization and business development, (v) regulatory affairs, (vi) corporate and legal matters, (vii) clinical validation of biological therapeutic properties, and (viii) quality assurance/quality control. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labor dispute.

Facilities

Our headquarters are located in leased-offices in both Laval and Vaudreuil, Province of Québec, Canada, where our general and administrative departments primarily operate. We also own a production facility in Sherbrooke, Québec, Canada where we also conduct laboratory activities.

In order to leverage our existing GMP certified facility and extraction expertise we successfully completed a first phase (Phase 1) of capital expenditures of $5 million for our Sherbrooke facilty to work on site security, licence compliance and CO2 extraction equipements. In June 2018, a capital expenditure of $4.8 milion was approved by the Corporation’s board of directors for Phase 2 capacity expansion, and was completed in April 2019. In connection with the capsule agreement with Lonza, additional capital expenditure were required at the Sherbrooke facility to install the hard capsule equipment, which equipment is installed as of this day. Moreover, the Corporation intends to pursue and seek to obtain its EUGMP certifiation for its Sherbrooke facility by the second half of 2019.

Intellectual Property

We consistently evaluate the importance of obtaining intellectual property protection for our technology brands, products, applications and processes and maintaining trade secrets. When applicable to our business and products, we seek to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. We also make use of trade secrets, proprietary unpatented information and trademarks to protect our technology and enhance our competitive position.

Brand Names and Trademarks

NEPTUNETM, NEPTUNE WELLNESS SOLUTIONSTM, OCEAN03™, ECSentisalsTM, KetoChargedTM and Asta-Guard™ are trademarks of the Corporation. MaxSimil®, NKOTM, NKO BeatTM, NKO FlexTM and NKO FocusTM are trademarks authorized for use by the Corporation.

Patent Applications

On August 9, 2018, Neptune filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. The extraction processes provide highly-efficient methods to obtain cannabinoids and other desired compounds from the cannabis plant at a greater purity than conventional methods. Both processes are applicable to marijuana and hemp and have been incorporated into the Corporation’s GMP-certified extraction facility in Sherbrooke. The first patent application outlines a method of extracting and isolating compounds from plants of the Cannabis genus at low temperature by using a cold organic solvent. The second patent application similarly provides for a method for extracting compounds from cannabis at low temperature, but without the use of organic solvents. Specifically, this patent relates to a process for high recovery of cannabinoids and terpenes by using natural solvents.

Licensing Agreements

The Corporation has received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by the Corporation’s former chief executive officer (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a corporation controlled by the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial cost and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation has until July 26, 2019 to file its appeal factum.

On September 30, 2016, Neptune entered into an exclusive, worldwide, and royalty-bearing licensing agreement for the use of the MaxSimil® technology, a patented omega-3 fatty acid delivery technology, and strong growth driver of Neptune’s nutraceutical business. The agreement allows Neptune to manufacture, distribute, and sell MaxSimil in the nutraceutical field worldwide. The terms also cover potential collaboration between Neptune and its co-contractant on clinical trials. In order to keep its exclusivity, Neptune has to sell a minimum volume per year or pay the minimal amount.

On November 27, 2017, Neptune entered into an exclusive, worldwide, and royalty-bearing licensing agreement for the use of the MaxSimil® technology, in combination with cannabis-derived products. This new agreement allows Neptune to research, manufacture, formulate, distribute, and sell monoglyceride omega-3-rich ingredients in combination with cannabis and/or cannabinoid-rich or hemp derived ingredients for medical and adult use applications. The Corporation believes the MaxSimil® technology has the ability to enhance absorption of lipid-based and lipid soluble ingredients such as cannabinoids, essential fatty acids including EPA and DHA omega-3s, vitamins A, D, K and E, CoQ10 and others. This could be especially beneficial in increasing the absorption of ingredients which are not easily absorbed, such as CBD.

In connection with the Aker Transaction, Aker BioMarine (as licensor) and Neptune (as licensee) entered into a trademark licence agreement effective as of August 7, 2017 (the “Aker Trademark Licence Agreement”), pursuant to which Neptune has the limited, exclusive, terminable (as permitted under such agreement), royalty-free, fully paid up, worldwide, non-transferable, non-sublicensable (except as provided in such agreement) right and licence to use the NKO Beat™, NKO Flex™ and NKO Focus™ trademarks, solely in furtherance of the manufacturing of products containing krill oil where all krill oil contained in such products is sourced or received by Neptune exclusively from Aker BioMarine, the whole under the terms of a patent licence agreement between Aker BioMarine and Neptune effective as of the same date (the “Aker Patent Licence Agreement”). Pursuant to the Aker Trademark Licence Agreement, Neptune also has a limited, non-exclusive, terminable (as permitted under such agreement), royalty-free, fully paid up, worldwide, non-transferable, non-sublicensable (except as provided in such agreement) right and licence to use the NKO and NKO & Design trademarks, the whole under the terms of the Aker Patent Licence Agreement.

Pursuant to the Aker Patent Licence Agreement, Aker BioMarine (as licensor) has granted to Neptune (as licensee) a limited, terminable (as permitted under such agreement), royalty-free, fully paid-up, non-exclusive, worldwide, non-transferable, nonsublicensable (except as provided under such agreement) right and license to use krill oil purchased only and exclusively Aker BioMarine, under a supply agreement entered into between Aker BioMarine and Neptune effective as of August 7, 2017 (the “Aker Supply Agreement”), to make, have made, use, offer to sell, sell and import licensed products solely in furtherance of Neptune’s business as described further therein. In the event that Aker BioMarine fails to supply the krill oil under the terms of the Aker Supply Agreement, or terminates the Aker Supply Agreement, the Aker Patent Licence Agreement provides that Aker BioMarine will grant to Neptune a licence to use certain patents and/or trade secrets to enable Neptune to extract krill oil from any raw material containing krill biomass.

Regulatory Environment

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the promulgation of the Cannabis Act and the Cannabis Regulations, only the sale of cannabis for medical use was legal in Canada, and which was regulated by the Access to Cannabis for Medical Purposes Regulations (ACMPR) under the Controlled Drugs and Substances Act (CDSA). The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations with respect to the production, processing, and sale and distribution of cannabis and related products for medical and adult recreational use. Given that the Cannabis Act and the Cannabis Regulations are very new, the complete impact of such regulatory changes on the Corporation’s business is unknown.

The Cannabis Act provides a licensing scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, transportation, sale, distribution, promotion, possession, tracking, and disposal of cannabis, implemented by the Cannabis Regulations. The Cannabis Act and its regulations maintain separate access to cannabis for medical purposes. Under the Cannabis Act and its regulations, import and export permits will only be issued for cannabis for medical or scientific purposes or in respect of industrial hemp, pursuant to the Industrial Hemp Regulations.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) licenses, permits and authorizations; (2) security clearances; (3) physical security measures; (4) good production practices; (5) a national cannabis tracking system; (6) cannabis products; (7) packaging and labelling; (8) cannabis for medical purposes; and (9) drugs containing cannabis.

Transitional provisions of the Cannabis Act provide that every license issued under the ACMPR that was in force immediately before the day on which the Cannabis Act and its regulations came into force (being October 17, 2018) is deemed to be a license issued under the Cannabis Act, and that such license will continue in force until it is revoked or expires.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system, the Cannabis Tracking System. The Cannabis Regulations provide the Minister of Health with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

The Ministerial Order regarding the Cannabis Tracking System was published in the Canada Gazette, Part II, on September 5, 2018 and came into effect on October 17, 2018. The purpose of this system is to track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. Under the Cannabis Tracking System, a holder of a license for cultivation, license for processing, or a license for sale for medical purposes is required to submit monthly reports to Health Canada.

Cannabis Products

The Cannabis Regulations set out the requirements for cannabis products and permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as “pre-rolled” and in capsules. The tetrahydrocannabinol (THC) content or serving size of certain cannabis products is limited by the Cannabis Regulations. The sale of edibles containing cannabis and cannabis concentrates was not initially permitted with the coming into force of the regulations in 2018; however, the federal government has indicated that edibles, topicals, extracts, and other smokeless cannabis products will be promulgated by regulation on or before October 17, 2019.

Packaging, Labeling and Promotion

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements are intended to promote informed consumer choice and allow for the safe handling and distribution of cannabis. All cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant in accordance with the Cannabis Regulations.

Health Canada is imposing strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the license holder; (ii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content.

A cannabis product’s brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health warning message. The font must not be in metallic or fluorescent colour. In addition to the brand name, only one other brand element can be displayed.

The Cannabis Act introduces restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act.

Natural and Non-Prescription Health Products and Cosmetics Containing Cannabis

Cannabis is not available as a natural or non-prescription health product, as it is currently included on the Human and Veterinary Prescription Drug List (“PDL”). While Health Canada has previously authorized drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness, and safety of the majority of phytocannabinoids. The cannabis-based drug products that have been authorized by Health Canada have been studied, authorized, and used in specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty by allowing healthcare practitioners to monitor and manage any unanticipated effects. All phytocannabinoids will remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.

As a result of the coming into force of the Cannabis Act, cannabis, as defined in subsection 2(1) of the Cannabis Act, has been added to Health Canada’s “Cosmetic Ingredient Hotlist”, the list of prohibited substances for use in cosmetic products.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational purposes and related matters by the federal government, the Cannabis Act includes provisions that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis (similar to what is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have, to varying degrees, regulatory regimes for the distribution and sale of cannabis for adult recreational purposes within those jurisdictions. Each of these Canadian jurisdictions has established a minimum age of 19 years for cannabis use, except for Québec and Alberta, where the minimum age is 18. However, Québec has recently proposed in Bill no. 2 An Act to tighten the regulation of cannabis to raise the minimum age to 21.

Québec: In Québec, all recreational cannabis is managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation (“OCRS”), operating as the OCS, or via authorized retail cannabis stores, all under the oversight of the Alcohol and Gaming Commission of Ontario. Ontario allowed the sale of recreational cannabis by private brick-and-mortar retailers as of April 1, 2019. Initially, only 25 stores were selected to be licensed to open across the province on this date. Online sales remain available only from the Ontario Cannabis Store after April 1, 2019.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately-operated stores under the purview of the Liquor and Cannabis Regulation BrancH, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor, the Alberta Gaming and Liquor Commission (AGLC), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are permitted to sell cannabis, with online sales run by the AGLC.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) has selected operators for the province’s 51 cannabis private retail store permits, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

Manitoba: In Manitoba, cannabis distribution and wholesale is run by the Manitoba Liquor and Lotteries Corporation, with retail sale privately operated, and provincial regulation overseen by the Liquor, Gaming, and Cannabis Authority (LGCA).

New Brunswick: In New Brunswick, recreational cannabis is sold and online sales run by Cannabis NB, a subsidiary of a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation (the “NBLC”). The NBLC also controls the distribution and wholesale of cannabis in the province.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, sale of cannabis is government-run through government retail sales and online. There is no private licensing of retail. The PEI Cannabis Management Corporation is responsible for the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis is sold through licensed private retail stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the wholesale, and distribution to the private sellers. The NLC controls the possession, sale, and delivery of cannabis, and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests.

Yukon: The Yukon limited the initial distribution and sale of recreational cannabis to government outlets and government-run online stores, and later allowed for the licensing of private retailers. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in the Yukon.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor and Cannabis Commission (NTLCC) to control the distribution of cannabis, whether through retail outlets or by mail order service run by the Commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.

Nunavut: Nunavut permits the sale of cannabis through private retailers including online. The Nunavut Liquor and Cannabis Commission is responsible for distribution and wholesale in the territory.

Regulatory Status of Hemp in the United States of America

We are subject to a variety of laws in the United States, Canada, and their jurisdictions of operation. The United States’ regulatory scheme governing hemp and hemp products varies in its terminology and definitions, using “cannabis,” “marijuana” and “hemp” as distinct legal terms. More specifically, hemp and marijuana are varietals of the plant Cannabis sativa L. In the United States, although marijuana has been legalized at the state level for medical use in many states, “marijuana” continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act (“CSA”), and subject to the Controlled Substances Import and Export Act (“CSIEA”). There are over 33 states plus the District of Columbia, the Commonwealth of the Northern Mariana Islands, Puerto Rico, U.S. Virginia Islands and Guam that have legalized medical marijuana and approximately 10 states plus the District of Columbia, Guam, and the Commonwealth of Northern Marina Islands who have legalized adult-use recreational marijuana.

By contrast, as of December 20, 2018, the Agriculture Improvement Act of 2018 (the “2018 Farm Bill”) removed hemp (including any part of the cannabis plant containing 0.3% THC or less), its extracts, derivatives, and cannabinoids and THC from the CSA’s definition of “marijuana.” The 2018 Farm Bill also allows federally sanctioned hemp production under the purview of the United States Department of Agriculture (the “USDA”), in coordination with state departments of agriculture that elect to have primary regulatory authority. States, Territories and Tribal governments can adopt their own regulatory plans, even if more restrictive than federal regulations, so long as the plans meet minimum federal standards and are approved by the USDA. Hemp production in jurisdictions that do not choose to submit their own plans (and that do not otherwise prohibit hemp production) will be governed by USDA regulation. The USDA is in the process of promulgating regulations governing hemp production under the 2018 Farm Bill. Neptune is assessing market opportunities that may result from the 2018 Farm Bill.

Although the 2018 Farm Bill removes hemp and hemp-derived products from the CSA and allows for the production of hemp under certain circumstances, it does not legalize hemp or its extracts, derivatives, and cannabinoids in every circumstance. For example, Federal law requires that hemp grown in any state or territory be produced by a licensed producer and in a manner consistent with applicable federal and state laws and regulations. Many states expressly prohibit the sale of CBD or other hemp-derived products and/or criminalize possession of CBD. Moreover, the 2018 Farm Bill permits states to restrict or prohibit hemp production within their borders and to adopt plans stricter than federal regulation. Finally, the 2018 Farm Bill does not remove from the CSA any extracts, derivatives, or cannabinoids (including CBD) produced from marijuana (as defined in the CSA).

The 2018 Farm Bill also expressly preserves the Food and Drug Administration’s (“FDA”) authority to regulate certain products under the federal Food, Drug, and Cosmetic Act (“FDCA”) and Section 351 of the Public Health Service Act. The FDA takes the position that because CBD was the subject of public drug trials and is the active ingredient in an FDA-approved drug (Epidiolex), it is illegal to add CBD to food or dietary supplements. While there is an exception for articles that were marketed as a conventional food or dietary supplement before the new drug investigations were authorized (or the new drug was approved), the FDA has asserted that, based on available evidence, the exception does not apply to CBD. The FDA approaches products containing CBD or other marijuana or hemp-derived compounds the same as any other FDA-regulated products. In particular, the FDA requires that any product intended for use as a drug must be approved by the FDA for that intended use before it may be introduced into interstate commerce.

The FDA has indicated that it is contemplating whether and how to develop a regulatory pathway for companies to seek approval from the FDA to market CBD products. Notwithstanding the FDA’s current position prohibiting sales of foods and dietary supplements containing CBD, the FDA has authority to issue a regulation allowing the use of a pharmaceutical ingredient, such as CBD, in a food or dietary supplement, even if such pharmaceutical ingredient was not previously marketed as a food or dietary ingredient prior to the initiation of clinical drug trials. FDA has conveyed a working group to determine if there is an appropriate regulatory path forward, either though regulation or through legislative changes. In addition, as stated in the Federal Registry (84 FR 12969) FDA held a public hearing on May 31, 2019 seeking to obtain scientific data and information about the safety, manufacturing, product quality, marketing, labeling, and sale of products containing cannabis or cannabis-derived compounds, specially CBD. It is also accepting public comments through July 2, 2019. However, it is anticipated that any regulatory changes will take a number of years to implement.

Finally, the 2018 Farm Bill also includes a provision continuing the operation and applicability of Section 7606 of the Agricultural Act of 2014 (the “2014 Farm Bill”) until one year after the United States Secretary of Agriculture publishes regulations governing commercial production of hemp. The USDA has stated it will not issue regulations until the fall of 2019 and, accordingly, the 2014 Farm Bill will likely remain in effect until fall 2020, at which time it will sunset and the 2018 Farm Bill will become fully operational. (Importantly, the removal of hemp from the CSA took effect upon passage.) The scope of the 2014 Farm Bill is limited to cultivation that is: (i) for research purposes (inclusive of market research, which multiple federal agencies have confirmed includes commercial sales with a research purpose); (ii) part of an “agricultural pilot program” or other agricultural or academic research; and (iii) permitted by state law. Therefore, cultivation and sale may occur legally under the scope of the 2014 Farm Bill and the 2018 Farm Bill, when implemented. Neptune is assessing market opportunities under the U.S. regulatory framework.

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to applicants and TSX-listed issuers with business activities in the marijuana sector. In TSX Staff Notice 2017-0009, the TSX noted that issuers with ongoing business activities that violate U.S. federal law regarding marijuana are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. marijuana companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review.

Neptune remains committed to only conduct business related to manufacturing and commercializing cannabis products to the extent permitted in jurisdictions where it may operate. The Corporation conducts due diligence with respect to each jurisdiction in which it operates or proposes to operate in order to determine the legal and regulatory requirements applicable in such jurisdiction to the extent applicable to the Corporation’s activities. It is a core consideration in Neptune’s strategy to carry out its operations in compliance with applicable laws in jurisdictions in which it operates.

Risk Factors

Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the following risks, as well as the other information contained in this AIF and the other information in our publicly filed documents before investing in our securities. If any of the following risks actually occurs, our business, financial condition, liquidity, results of operation and prospects could be materially harmed. The risks and uncertainties described herein are not the only ones we may face. Additional risks and uncertainties, including those of which we are currently unaware or that we deem immaterial, may also adversely affect or become important factors that affect our business, financial condition, liquidity, results of operation and prospects.

Risks Related to Our Business and the Cannabis and Hemp Industry

We are subject to risks inherent to the cannabis and hemp industry

We operate in a highly regulated and rapidly evolving market, which includes changing laws and regulations on the local, state, and federal level. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of the license(s) or any failure to maintain the license(s) would have a material adverse impact on the business, financial condition, and operating results of the Corporation.

The cannabis and hemp industries are subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies that may be imposed. Changes in government levies, including taxes, could reduce the Corporation’s earnings and could make future capital investments or the Corporation’s operations uneconomic.

Although the 2018 Farm Bill, among other things, generally removes hemp and hemp-derived products from the controlled substances list under the CSA, it does not legalize CBD generally. In particular, the 2018 Farm Bill preserves the FDA’s authority to regulate certain products containing cannabis or cannabis-derived compounds and does not alter individual state law. Pursuant to a statement released December 20, 2018, an FAQ on the FDA’s website, and numerous public statements, the FDA has taken the position that all CBD is a drug ingredient and therefore illegal to add to food or dietary supplements without approval from, or further action by, FDA. The FDA considers products containing CBD or other cannabis-derived compounds the same as any other FDA-regulated product and takes the position that they are subject to the same authorities and requirements as similarly-regulated products, including but not limited to required approvals for food ingredients and dietary supplements based on safety standards. Although the FDA has indicated that it will work towards providing ways for companies to seek approval from the FDA to market CBD products, it is unclear how quickly that will occur. There are uncertainties as to how and whether FDA will permit certain hemp-derived products to be legally sold in the U.S. Further, many state criminal laws and food and drug laws prohibit or restrict the production and/or sale of hemp-derived CBD products. The Corporation’s U.S. hemp operations will be subject to FDA oversight, as well as oversight from applicable state regulatory authorities. There is no guarantee that the Corporation will be able obtain necessary FDA or state approval for its products in the U.S.

The Corporation’s activities and operations in the U.S. are, and will continue to be, subject to evolving regulation by governmental authorities. The USDA will publish additional rules governing the production of hemp in the U.S., and many states are adopting and amending state laws to regulate hemp production and the sale of hemp-derived products within their borders. In addition, the FDA is expected to make determinations as to how certain CBD products will be regulated and is expected to, in the long term, consider modernization in its regulation of dietary supplements generally. Accordingly, there are significant changes in both federal and state law that may materially impact the Corporation’s operations.

Requirements for licenses and permits in Canada

Certain operations of the Corporation require it to obtain licenses for the production and distribution of cannabis products, and in some cases, renewals of existing licenses from, and the issuance of permits by Health Canada. The Corporation believes that it currently holds or has applied for all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. In addition, the Corporation will apply for, as the need arises, all necessary licenses and permits to carry on the activities it expects to conduct in the future. However, the ability of the Corporation to obtain, sustain or renew any such licenses and permits on acceptable terms, or at all, is subject to changes in regulations and policies and to the sole discretion of the applicable authorities or other governmental agencies. Any loss of interest in any such required license or permit, or the failure of any governmental authority to issue or renew such licenses or permits upon acceptable terms, or at all, would have a material adverse effect on the business, financial condition, and results of the operations of the Corporation.

As a holder of a license for standard processing, we will be subject to ongoing inspections by Health Canada to monitor our compliance with its licensing requirements. Our license(s) that we obtained, or may in the future obtain, in Canada may be revoked or restricted at any time in the event that we are found not to be in compliance. Should we fail to comply with the applicable regulatory requirements or with conditions set out under our license(s), should our license(s) not be renewed when required, or be renewed on different terms, or should our license(s) be revoked, we may not be able to produce, process or distribute cannabis products.

We operate in Canada out of our existing facility located in Sherbrooke, Québec, which is required to comply with Health Canada requirements. Our facility is therefore subject to the adherence of ongoing standards and thresholds in order to maintain the appropriate certificate. Although the Corporation believes it will continue to meet such ongoing requirements, there is no guarantee that the required certification will be maintained. Any loss in certification would have a material adverse effect on the business, financial condition, and results of the operations of the Corporation.

Our current license with Health Canada expires on January 4, 2022. Prior to the expiration, we must submit to Health Canada an application for renewal of such license. There can be no assurance that we will be able to renew our existing license and any failure to renew such license would have a material adverse impact on our business, financial condition, and operating results.

Requirements for licenses and permits in the United States

The Corporation may also be required to obtain and maintain certain permits, licenses, and approvals in the state and local jurisdictions where its products are manufactured and/or sold. There can be no assurance that the Corporation will be able to obtain or maintain any necessary licenses, permits or approvals. Moreover, the Corporation and/or third-party suppliers of CBD hemp-based products could be required to obtain a U.S. Controlled Substances Act (“CSA”) permit, which would likely not be a feasible option for retail products. Any material delay or inability to receive these items is likely to delay and/or inhibit the Corporation’s ability to conduct its business, and would have an adverse effect on its business, financial condition, and results of operations.

Negative cash flows from operating activities

Despite the Corporation’s positive cash and cash equivalents position of $9,819,351 as at March 31, 2019 and that the Corporation continues to operate as a going concern, the Corporation reported negative cash flow from operating activities of $7,586,519 and $8,154,460 for Fiscal 2018 and Fiscal 2019, respectively, and has historically, in certain prior fiscal years, reported negative cash flow from operating activities. The Corporation may also continue to have negative cash flow from operating activities until sufficient levels of sales are achieved. Although the Corporation anticipates that it will have positive cash flow from operating activities in future periods, it cannot guarantee that such future positive cash flow from operating activities will be obtained.

The Corporation may also be unable to obtain future borrowings in an amount sufficient to enable them to pay debt or to fund other liquidity needs. If sufficient liquidity is not obtained, the Corporation may need to refinance or restructure all or a portion of its debt on or before maturity, sell assets or borrow more money or issue equity, which may not be possible on terms satisfactory to the Corporation, or at all. In addition, any refinancing could be at higher interest rates and may require the Corporation to comply with more onerous covenants which could further restrict its business operations. If the Corporation continues to report negative cash flows from operating activities, or any failure to obtain any required additional financing on favourable terms, or at all, such events could have a material adverse effect on the business, financial condition and results of operation of the Corporation.

We may not be able to maintain our operations without additional funding

As of March 31, 2019, Neptune had approximately $9.8 million of cash and cash equivalents and $0.1 million of short-term investments. We had negative operating cash flows of approximately $8.2 million during Fiscal 2019. We may be unable to generate sufficient cash flow from operations or to obtain future borrowings in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If we do not have sufficient liquidity, we may need to refinance or restructure all or a portion of our debt on or before maturity, sell assets or borrow more money or issue equity, which we may not be able to do on terms satisfactory to us or at all. In addition, any refinancing could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations. Our failure to obtain any required additional financing on favourable terms, or at all, would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our growth effectively

Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology and workforce. We must also maintain close coordination among our technology, compliance, accounting, finance, marketing and sales organizations. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

To support our growth, we may have to further increase our investment in technology, facilities, personnel and financial and management systems and controls. We may also have to further expand our procedures for monitoring and assuring our compliance with applicable regulations, and may need to integrate, train and manage a growing employee base. The expansion of our existing businesses, and expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes that are more extensive and broader in scope than those we have historically required. We may not be successful in identifying or implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

Emerging industry

The cannabis and hemp industry and market is relatively new in Canada and the United States, and the industry and market may not continue to exist or develop as anticipated or we may ultimately be unable to succeed in this industry and market.

We will be operating our business in a relatively new industry and market, and our success in the cannabis and hemp market will depend in part on our ability to attract and retain customers. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, we will need to make significant investments in our business strategy. These investments include the procurement of high value raw material, extraction equipment, site improvements, and research and development projects. We expect that competitors will undertake similar investments to compete with us.

The Corporation has limited access to industry benchmarks in relation to the Corporation’s business. Industry-specific data points such as operating ratios, research and development projects, debt structures, compliance and other financial and operational related data is limited and accordingly, management will be required to make decisions in the absence of such data points. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause our future efforts to develop our business to be unsuccessful or to have undesired consequences for us. As a result, we may not be successful in our efforts to attract customers or to develop new cannabis or hemp-based products and produce and distribute these cannabis or hemp-

based products, or these activities may require significantly more resources than we currently anticipate in order to be successful.

We will compete for market share with other licensed companies, some of which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have

As a holder of a license for standard processing, we expect to face competition from license holders and other potential competitors which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have. In addition, it is possible that the cannabis and hemp industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and product offerings much greater than ours. As a result of this competition, we may be unable to develop our operations as currently proposed, on terms we consider acceptable, or at all.

There are currently a significant number of applications for cannabis licenses being processed by Health Canada, and a significant number of licensed hemp processors in the United States. The number of licenses granted, and the number of license holders ultimately authorized by Health Canada or applicable sate authorities, could have an adverse impact on our ability to compete for market share in the North American cannabis and hemp industry. We expect to face competition from new market entrants that are granted licenses under the Cannabis Act or existing license holders that are not yet active in the industry. If a significant number of new licenses are granted by Health Canada, we expect increased competition for market share and the competition may place downward price pressure on cannabis or hemp-based products as new entrants may increase extraction, purification, and formulation capacity.

As a holder of a license for standard processing, we may also face competition from unlicensed and unregulated market participants, including individuals or groups that are able to process cannabis without a license and illegal dispensaries and black-market participants selling cannabis and hemp-based products. These competitors may be able to offer products with higher concentrations of active ingredients than we may be authorized to produce and sell and using delivery methods, including edibles, concentrates, and vaporizers, that we will be prohibited from currently offering to individuals. The competition presented by these participants, and any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from license holders for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and hemp-based products, could adversely affect the licit cannabis market, result in increased competition through the black market for cannabis, or may have an adverse impact on the public perception of cannabis use and licensed cannabis producers.

In addition, the Cannabis Act permits consumers in Canada to produce a limited amount of cannabis for their own medical or adult recreational purposes or to designate a person to produce a limited amount of cannabis on their behalf for medical purposes. Widespread reliance upon this allowance could reduce the current or future consumer demand for cannabis from license holders.

If the number of users of cannabis and hemp-based products increases, the demand for such products will increase. This could result in the competition in the cannabis industry becoming more intense as current and future competitors begin to offer an increasing number of diversified cannabis and hemp-based products. Conversely, if there is a contraction in the market for cannabis or hemp, competition for market share may increase. To remain competitive, we intend to invest in research and development; however, we may not have sufficient resources to establish research and development efforts on a competitive basis.

Our future success depends on the continued sales of our specialty ingredient and turnkey solutions products

We derive a large portion of our revenues from the sale of our specialty ingredients, and turnkey solutions products. Our investments in and strategies used for our brand marketing are critical to achieve brand awareness with current customers, educate potential new customers and convert potential new customers into customers. However, there can be no assurance that our principal products will continue to receive, maintain or increase market acceptance. The inability to successfully commercialize our turnkey solutions and specialty ingredient products, in the future, for any reason, would have a material adverse effect on our financial condition, prospects and ability to continue operations. The overall commercialization success of our products depends on several factors, including:

•	continued market acceptance of our products by the nutraceutical market;

•	the amount of resources devoted by our distribution partners to continue the commercialization efforts of our products in our core geographic markets;
•	maintaining supply of our products to meet the purchase orders of our distribution partners;
•	receipt of regulatory approvals for our products from regulatory agencies in certain territories in which we wish to expand our commercialization efforts;
•	the number of competitors in our market;
•	protecting and enforcing our intellectual property and avoiding patent infringement claims.

Because we will rely on our manufacturing operations to produce a significant amount of the cannabis and hemp-based products we expect to sell, disruptions in our manufacturing system or losses of manufacturing certifications could adversely affect our sales and customer relationships

We own, manage, and operate a manufacturing, processing facility in Sherbrooke, Québec, where we plan to produce all, or nearly all of the cannabis oil that we expect to sell to our customers and will operate a hemp extraction facility in Conover, North Carolina following the announced acquisition of the business of SugarLeaf, which remains subject to completion. Accordingly, we are highly dependent on the uninterrupted and efficient operation of our facilities. Any significant disruption in our operations at our facilities for any reason, including as a result of regulatory requirements, quality of raw material, equipment failures, natural disasters, fires, accidents, work stoppages, power outages, or other reasons, could disrupt our supply of products to our customers, adversely affecting our sales and customer relationships, and our business financial condition and/or results of operations could be materially adversely affected. Lost sales or increased costs that we may experience during a disruption of operations may not be recoverable under our insurance policies. Additionally, our ability to meet a significant increase in demand for our products, or to supply our customers during a significant disruption, would be dependent on our ability to secure and maintain appropriate third-party manufacturing or supply arrangements. There is no assurance that we would be able to maintain such supply arrangements on terms favourable to us, or at all. Should we fail to maintain such arrangements or to replace them on terms favourable to us, our business, financial condition, and operations would be negatively impacted.

Supply of cannabis and hemp

We do not cultivate cannabis or hemp to supply ourselves with cannabis or hemp leaves, flowers, or trim to operate our extraction business. We currently obtain cannabis and hemp from third parties in amounts sufficient to operate our extraction business and also plan to source hemp from third parties. There can be no assurance that we will continue to receive sufficient supplies of cannabis or hemp for us to operate our business. Additionally, the price of cannabis or hemp may rise which would increase our cost of goods. If we are unable to acquire the cannabis or hemp required to operate our extraction business or if the price of cannabis or hemp increases, it could have a material adverse impact on our business, our financial condition, and results from operations.

We may not be able to transport our products to customers in a safe and efficient manner

We will depend on fast and efficient third-party transportation services to distribute our cannabis and hemp-based products. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our services. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability, and more generally our business, financial condition and results of operations.

The security of products during transportation will be of the utmost concern. A breach of security during transport or delivery could result in the loss of high-value product. A failure to take steps necessary to ensure the safekeeping of cannabis and hemp could also have an impact on our ability to operate under our license(s), to renew or receive amendments to such licenses, or to receive required new licenses.

Notwithstanding the passage of the 2018 Farm Bill, local law enforcement officials in Oklahoma and Idaho have seized shipments of hemp traveling through those states on the grounds that (i) the products qualified as marijuana and were illegal under these states’ controlled substances laws and (ii) the interstate transportation provision of the

2018 Farm Bill has not yet taken effect. Criminal charges were also filed. Despite the intent of the 2018 Farm Bill to allow interstate transportation of hemp products—even through states lacking hemp programs—the novelty of the 2018 Farm Bill hemp provision, and conflicts among state laws, has created confusion and caused differing interpretations among local authorities. Accordingly, there remains risk of enforcement even when activity is lawful under federal and state law. Notably, on May 28, 2019, the USDA Office of General Counsel issued a legal opinion concluding that, among other things, states may not prohibit the interstate transportation or shipment of hemp, regardless of whether the hemp is produced under the 2014 Farm Bill or the 2018 Farm Bill. This opinion is not binding, and certain states have already indicated that they do not intend to follow it.

Our nutraceuticals activities rely on certain third-party suppliers, contract manufacturers and distributors, and such reliance may adversely affect us if the third parties are unable or unwilling to fulfill their obligations

For our nutraceutical activities, we purchase certain important ingredients and raw materials from third-party suppliers and, in certain cases, we engage contract manufacturers to supply us with finished products. Part of our strategy is to enter into and maintain arrangements with third parties related to the development, testing, production, packaging, and commercialization of our products to our customers which are then responsible for the marketing and distribution of the products. Our nutraceutical-related revenues are dependent to a great extent on the successful efforts of these third parties. Entering into strategic relationships can be a complex process and our interests and the interests of our partners may not be or remain aligned with our interests.

Real or perceived quality control problems with raw materials outsourced from certain regions or finished products manufactured by contract manufacturers could negatively impact consumer confidence in our products or expose us to liability. In addition, disruption in the operations of any such supplier or manufacturer or material increases in the price of raw materials, for any reason, such as changes in economic and political conditions, tariffs, trade disputes, regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war, or other events, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Also, currency fluctuations, could result in higher costs for raw materials purchased abroad.

Some of our current and future customer partners may decide to compete with us, refuse or be unable to fulfill or honour their contractual obligations to us, or change their plans to reduce their commitment to, or even abandon, their relationships with us. There can be no assurance that our customer partners will market our products successfully or that any such third-party collaboration will be on favourable terms. We may not be able to control the amount and timing of resources our customer partners devote to our products. In addition, we may incur liabilities relating to the distribution and commercialization of our products by our customers. While the agreements with such customers generally include customary indemnification provisions indemnifying us for liabilities relating to third-party manufacturing, encapsulation or packaging of our products, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with our distributors’ handling and use of our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

We may be unable to attract or retain key personnel with sufficent experience in the industry, and we may be unable to attract, develop, and retain additional employees required for our development and furure success

Our success will be largely dependent on the performance of our management team and certain employees and our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

Each director and officer of a company that holds a Health Canada license is subject to the requirement to obtain and maintain a security clearance from Health Canada. Under the Cannabis Act, certain additional key personnel are required to obtain and maintain a security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur

Our current and expected business activities expose us to the risk of liabilities arising from our operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We seek to minimize these risks through various insurance contracts from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits, and other terms and conditions. We retain an insurance risk for the deductible portion of each claim and for any gaps in insurance coverage. We do not view insurance, by itself, as a material mitigant to these business risks.

We cannot assure that our insurance will be sufficient to cover our losses. Any losses that insurance does not substantially cover could have a material adverse effect on our business, results of operations, financial condition and cash flows. The insurance industry has become more selective in offering some types of insurance, such as product liability, product recall, property and directors’ and officers’ liability insurance. Our current insurance program is consistent with both our past level of coverage and our risk management policies. However, we cannot assure that we will be able to obtain comparable insurance coverage on favorable terms, or at all, in the future.

If our risk management methods are not effective, our business, reputation and financial results may be adversely affected

We have methods to identify, monitor, and manage our risks; however, these methods may not be fully effective. Some of our risk management methods may depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date, or properly evaluated. If our methods are not fully effective or we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially and adversely affected. In addition, our insurance policies may not provide adequate coverage.

We may be subject to product liability claims or regulatory action

As a manufacturer and distributor of products which are ingested by humans, we face the risk of exposure to product liability claims, regulatory action, and litigation if products we produce are alleged to have caused loss or injury. We may be subject to these types of claims due to allegations that our products caused or contributed to injury or illness, failed to include adequate instructions for use, or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk exists for our nutraceutical products, however, the risk is exacerbated for our cannabis and hemp-based products, by the fact that cannabis and hemp use may increase the risk of experiencing adverse events or other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis and hemp-based products alone or in combination with other medications or substances could also occur. In addition, the manufacture and sale of cannabis and hemp-based products, like the manufacture and sale of any ingested product, involves a risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may have to recall cannabis and hemp-based products we produce, or nutraceuticals products we as a result of potential contamination and quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our customers. There can be no assurance that we will be able to obtain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured.

Our products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects, or interactions with other substances, packaging safety, and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada and applicable sate authorities, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis or hemp industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of the products sold by license holders generally.

Compliance by manufacturers with cGMP requirements

All manufacturers and suppliers of over-the-counter products must comply with applicable current Good Manufacturing Practices regulations (“cGMP”) enforced by the FDA for the manufacture of the Corporation’s products, which are enforced by the FDA through its facilities inspection program. The FDA may conduct inspections of the Corporation’s third-party manufacturers to assure they are in compliance with such regulations. These cGMP requirements include quality control, quality assurance and the maintenance of records and documentation, among other items. The Corporation’s manufacturers may be unable to comply with these cGMP requirements and with other regulatory requirements. A failure to comply with these requirements may result in fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, warning or untitled letters, import or export bans or restrictions, and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing, or sale of the Corporation’s products. If the safety of any products supplied to the Corporation is compromised due to a third-party manufacturer’s failure to adhere to applicable laws or for other reasons, the Corporation may not be able to successfully sell its products. The Corporation cannot assure you that its third-party manufacturers will continue to reliably supply products to the Corporation at the levels of quality, or the quantities, the Corporation requires, and in compliance with applicable laws and regulations, including cGMP requirements.

We are subject to changes in laws, regulations, and guidelines in Canada and the United States

The laws, regulations and guidelines generally applicable to the cannabis and hemp industry, and to the nutraceutical industry, in Canada, the United States, and other countries may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted.

The successful execution of our cannabis business objectives is contingent upon compliance with all applicable laws and regulatory requirements in Canada, the United States, and other jurisdictions and obtaining all other required regulatory approvals for the processing, sale, import, and export of our cannabis products. The commercial cannabis industry is a relatively new industry in Canada. The effect of Health Canada’s administration, application and enforcement of the regime established by the Cannabis Act and the Cannabis Regulations on us and our business in Canada, or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, may significantly delay or impact our ability to participate in the Canadian cannabis market or cannabis markets outside Canada, to develop cannabis products and produce and sell these cannabis products.

Further, Health Canada may change their administration, interpretation, or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require us to revise our ongoing compliance procedures, requiring us to incur increased compliance costs and expend additional resources. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

Additionally, the successful execution of our hemp business objectives in the future is contingent upon compliance with all applicable laws and regulatory requirements from various federal, state, and local agencies in the United States and other jurisdictions and obtaining all other required regulatory approvals. These governmental authorities may commence regulatory or legal proceedings. The FDA regulates the Corporation’s products to ensure that the products are not adulterated or misbranded. Despite the Corporation’s opinion that the DEA is permanently removed from the regulation of hemp as defined in the 2018 Farm Bill, the Corporation may still be subject to regulation by the DEA and other agencies. The shifting compliance environment and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that the Corporation may violate one or more of the requirements. If the Corporation’s operations are found to be in violation of any of such laws or any other governmental regulations, or perceived to be in violation, the Corporation may be subject to penalties or other negative effects, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of the Corporation’s operations or asset seizures and the denial of regulatory applications (including those regulatory regimes outside of the scope of DEA and FDA jurisdiction, but which may rely on the positions of the DEA and FDA in the application of their respective regimes), any of which could adversely affect the Corporation’s business and financial results.

There is substantial uncertainty and different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses as to the importation of derivatives from exempted portions of the cannabis plant and the scope of 2018 Farm Bill-compliant hemp programs relative to the CSA, the 2018 Farm Bill and the emerging regulation of cannabinoids. These different opinions include, but are not limited to, the regulation of cannabinoids by the DEA and the FDA and the extent to which manufacturers of products containing imported raw materials and/or 2014 Farm Bill-compliant cultivators and processors may engage in interstate commerce. The uncertainties cannot be resolved without further federal, and perhaps even state-level, legislation, regulation or a definitive judicial interpretation of existing legislation and rules. If these uncertainties continue, they may have an adverse effect upon the introduction of the Corporation’s products in different markets. Additionally, DEA representatives have taken the position that CBD is subject to the CSA and classified as a controlled substance thereunder. While the Corporation cannot be certain of the basis of such position, given that compliance with the 2018 Farm Bill exempts hemp from the purview of the CSA, the DEA may determine that the 2018 Farm Bill does not apply as broadly as the Corporation believes. If the DEA takes action against the Corporation or the CBD industry, this could have a material adverse effect on the Corporation’s business, financial condition, and results of operations including the cessation of operations entirely.

Failure to comply with applicable regulations

Health Canada inspectors routinely assess cannabis license holders for compliance with applicable regulatory requirements and we will be subject to certain ongoing inspections and audits once we begin operations. Any failure by us to comply with the applicable regulatory requirements could require extensive changes to our operations; result in regulatory proceedings or investigations, increased compliance costs, damage awards, civil or criminal fines or penalties or restrictions on our operations; harm our reputation or give rise to material liabilities or a revocation of our licenses and other permits. There can be no assurance that any future regulatory proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources, or other adverse consequences to us and our business.

Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal penalties. The Corporation’s advertising is subject to regulation by the FDA and the Federal Trade Commission (“FTC”) under the Federal Trade Commission Act, which also regulates advertising for dietary supplements. In recent years, the FTC has initiated numerous investigations of dietary and nutritional supplement products and companies based on allegedly deceptive or misleading claims. At any point, enforcement strategies of a given agency can change as a result of other litigation in the space or changes in political landscapes, and could result in increased enforcement efforts, which could materially impact the Corporation’s business. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages, and product recalls of products sold by the Corporation. Private litigations may also seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Corporation. Any actions against the Corporation by governmental authorities or private litigants could have a material adverse effect on the Corporation’s business, financial condition, and results of operations.

Incorrect interpretation of the 2018 Farm Bill

The Corporation’s position is that its activities fall within the legal authority provided by the 2018 Farm Bill. A successful challenge to such position by the DEA, the FDA or other state or federal authority could have a material adverse effect on the Corporation, including civil and criminal penalties, damages, fines, the curtailment or restructuring of the Corporation’s operations or asset seizures and the denial of regulatory applications.

Risks associated with the change in U.S. Administrations

As a result of the 2016 U.S. presidential election, there continues to be uncertainty as to the position the United States will take with respect to world affairs and events. This uncertainty may include issues such as enforcement of U.S. federal laws. Implementation by the U.S. of new legislative or regulatory regimes could impose additional costs on the Corporation, decrease U.S. demand for the Corporation’s services, or otherwise negatively impact the Corporation, which may have a material adverse effect on the Corporation’s business, financial condition, and operations.

We must successfully maintain and/or upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations

We rely on various information technology systems to manage our operations. Over the last several years, we have implemented, and we continue to implement, modifications and upgrades to such systems, including changes to legacy systems, replacing legacy systems with successor systems with new functionality, and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications, and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have a material adverse effect on our business, financial condition, or results of operations.

We may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue as well as other risks

The protection of customer, employee, suppliers and other business data is critical to us. Federal, state, provincial and international laws and regulations govern the collection, retention, sharing, and security of data that we receive from and about our employees, customers and suppliers. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years and may see the imposition of new and additional requirements by provincial, state, and federal governments as well as foreign jurisdictions in which we do business. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new processes to meet these requirements by us. In addition, customers have a high expectation that we will adequately protect their personal information. If we or our service providers fail to comply with these laws and regulations, or experience a significant breach of customer, employee, supplier or other company data, our reputation could be damaged and result in an increase in service charges, suspension of service, lost sales, fines or lawsuits.

The use of credit payment systems makes us more susceptible to a risk of loss in connection with these issues, particularly with respect to an external security breach of customer information controlled by us, or by third parties under arrangements with us (including those with whom we have strategic alliances). A portion of our sales require the collection of certain customer data, such as credit card information. In order for our sales channel to function, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. In the event of a security breach, theft, leakage, accidental release or other illegal activity with respect to employee, customer, supplier or other company data, we could become subject to various claims, including those arising out of thefts and fraudulent transactions, and may also result in the suspension of credit card services. This could cause consumers to lose confidence in our security measures, harm our reputation as well as divert management attention, and expose us to potentially unreserved claims and litigation. Any loss in connection with these types of claims could be substantial. In addition, if our electronic payment systems are damaged or cease to function properly, we may have to make significant investments to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are reliant on these systems, not only to protect the security of the information stored, but also to appropriately track and record data. Any failures or inadequacies in these systems could expose us to significant unreserved losses, which could materially and adversely affect our earnings and the market price of securities. Our brand reputation would likely be damaged as well.

Given the nature of our business activities and the concentration of cannabis products in inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at our facilities could expose us to additional liability and to potentially costly litigation, as well as increase expenses relating to the resolution and future prevention of these breaches.

We are subject to foreign currency fluctuations

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Currency risk relates to the portion of our business transactions denominated in currencies other than the Canadian dollar. During Fiscal 2019, approximately 67% of our revenues were in U.S. dollars, while the majority of our costs were in Canadian dollars. If the values of foreign currencies including the United States dollar and Euro fluctuate significantly more than expected in the foreign exchange markets, our operating results and financial condition may be adversely affected.

Anti-money laundering laws and regulations

The Corporation will be subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the U.S. Department of the Treasury issued a memorandum providing instructions to banks seeking to provide services to marijuana related businesses (the “FCEN Memo”). The FCEN Memo states that in some circumstances, it may not be appropriate to prosecute banks that provide services to marijuana-related businesses for violations of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo. Under U.S. federal law, banks, or other financial institutions that provide a cannabis-related business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding, and abetting, or conspiracy.

If any of the Corporation’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States or Canada were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Corporation to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Corporation has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, the Corporation may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Banking

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. Similarly, because the 2018 Farm Bill has not yet been fully implemented; the Corporation relies on exemptions promulgated pursuant to the 2014 Farm Bill; and the FDA continues to assert that CBD cannot be added to food or dietary supplements, it is possible that banks may refuse to open bank accounts for the deposit of funds related to the Corporation’s hemp operations. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Corporation.

We may not achieve our publicly announced milestones on time

From time to time, we may publicly announces the timing of certain events we expect to occur. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events may ultimately vary from what is publicly disclosed. We undertake no obligation to update or revise any foward-looking information, whether as a result of new information, future events or otherwise, after the distribution of this AIF, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events could have a material adverse effect on the Corporation’s business plan, financial condition or operating results.

We are party to and may become party to future litigation

We are party to existing litigation cases and could become party to litigation from time to time in the ordinary course of business, which could adversly affect our business. Should any litigation in which Neptune is or becomes involved be decided against us, such a decision could adversely affect our ability to continue operating and the market price for the Common Shares and could require the use of significant resources. Even if Neptune is involved in litigation and is successful, litigation can redirect significant company resources and attention away from our business and may have a material adverse effect on our business, financial condition, financial performance or financial prospects.

We derive our revenues from a limited number of customers and have a significant concentration of our accounts receivable

For Fiscal 2019, the Corporation realized sales from the nutraceutical segment totaling $5.1million from one customer, representing 20.9% of the Corporation’s consolidated revenues. The percentage aging of trade receivable balances as of March 31, 2019 is 70.3% current, 14.4% past due 0 – 30 days and 15.3% past due 31-120 days. During Fiscal 2019, we recorded a bad debt expense of $5,952. Adverse changes in a customer’s financial position could cause us to assume more credit risk relating to that customer’s future purchases or result in uncollectable accounts receivable from that customer. Agreements with these or other significant distribution partners may be terminated or altered by them unilaterally in certain circumstances. Any adverse change in the relationship with our principal distributors, including non-payment of amounts owing from a distributer, could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

We may be negatively impacted by the value of our intangible assets

We are required to review the carrying value of our intangible assets for impairment annually or when events change. Intangible assets include net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as generic competition or inability to manufacture or obtain supply of product occur that may cause sales of the related products to decline, we adjust the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. Any write-down of intangible assets may have a material adverse effect on our results of operations in the period in which the write-down occurs.

Our commercial success depends, in part, on our intellectual property rights

Our success depends in part on our ability to develop products, obtain patents, protect our trade secrets and operate without infringing third-party exclusive rights or without others infringing our exclusive rights or those granted to us under licence. The patent position of a corporation is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. We do not know whether we will be able to develop other patentable proprietary technology and/or products. Furthermore, we cannot be completely certain that our future patents, if any, will provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, we cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent us from marketing our products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as ours or invent or have invented other products based on our patented products.

If third-party licences are required, we may not be able to obtain them, or if obtainable, they may not be available on reasonable terms. Furthermore, we could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licences or alternative technologies could delay the market launch of certain of our products, or even prevent us from developing, manufacturing or selling certain products. In addition, we could incur significant costs in defending ourselves in patent infringement proceedings initiated against us or in bringing infringement proceedings against others.

In some cases, we cannot determine with any certainty whether we have priority of invention in relation to any new product or new process covered by a patent application or if we were the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that our patents would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor’s products or technologies constitute patent infringement.

Moreover, part of our technological know-how constitutes trade secrets. We require that our employees, consultants, advisers and collaborators sign confidentiality agreements. However, these agreements may not provide adequate protection in the event of unauthorized use or disclosure of our trade secrets, know-how or other proprietary information.

Claims that our technology or products infringe on intellectual property rights of others could be costly to defend or settle, could cause reputational injury and would divert the attention of our management and key personnel, which in turn could have a material adverse effect on our business, results of operations, financial condition and cash flows.

A failure by us to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications related to our proprietary technologies, inventions and improvements that are important to the development of our business. The United States Patent and Trademark Office (USPTO) released a policy on May 2, 2019 clarifying that, with certain exceptions, USPTO will accept applications for trademarks for products that meet the definition of hemp. It is possible that USTPO changes this policy or later takes the position that the current policy does not apply to the Corporation’s products. Accordingly, there is risk certain intellectual property may not be afforded trademark protection. The inability to protect intellectual property could have a material adverse effect on our business, operations, and financial condition.

Because the patent position of companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, reexamined or circumvented. If our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. As a result, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make unauthorized use of such information, and that our competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, or is using, an illegally obtained intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right was to be infringed by, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put one or more of our pending patent applications at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert our research, technical and management personnel from their normal responsibilities.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

We are subject to risks inherent to the nutraceutical industry

In December 2006, the U.S. Congress passed legislation requiring companies that manufacture or distribute dietary supplements to report serious adverse events allegedly associated with their products to the U.S. FDA and institute recordkeeping procedures for all alleged adverse events (serious and non-serious). The legislation requires manufacturers and distributors of dietary supplements to report to the U.S. FDA any serious adverse event reports received, even if the party making the report provides no medical or other information to the manufacturer or distributor. There is a risk that consumers, the press or government regulators could misinterpret adverse event reports as evidence of causation by the ingredient or product complained of, which could lead to consumer confusion, damage to our reputation, banned or recalled ingredients or products, increased insurance costs, class action litigation and a potential increase in product liability litigation, among other things. Distribution of our products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that we will obtain the requisite approvals in the relevant countries or that we will not incur significant expense in obtaining regulatory approvals or maintaining them in effect. In addition, on February 11, 2019, the FDA announced that it intends to modernize its laws and regulations governing dietatry supplements. Any such changes may have a material effect on the Corporation.

We are heavily dependent on the export of products to the United States. The U.S. FDA is able to block the import entry of any product that “appears” to violate U.S. law, which represents a low evidentiary standard for the U.S. FDA. Future changes in U.S. requirements and interpretations of those requirements, coupled with the “appears” to violate the law standard for refusing entry of imported products, increases the possibility that our products may not have full access to the U.S. market and poses additional risks to our business.

Limited standardized research on the effect of cannabis and hemp

To date, there is limited standardization in the research of the effects of cannabis and hemp, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts, and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for our products.

Unfavorable publicity or consumer perception

We believe the cannabis and hemp industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of cannabis and related products distributed to such consumers. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis and hemp-based products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis and hemp market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows of our Corporation. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention, or other publicity, whether or not accurate or with merit, could have a material adverse effect on our Corporation, the demand for our products, and the business, results of operations, financial condition, and cash flows of our Corporation.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis, hemp, and related products in general, or our products specifically, or associating the consumption of cannabis and hemp or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to our Corporation and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows, and growth prospects.

We are subject to risks inherent to suppliers in an agricultural business, including the risk of crop failure

Cannabis and hemp are agricultural products. As such, their respective suplies are subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases, and similar agricultural risks. There can be no assurance that natural elements, such as insects and plant diseases, will not interrupt production activities with our suppliers and partners and have an adverse effect on our business. Moreover, given that both hemp and marijuana come from the same plant, there is a risk of marijuana seeds being sold as hemp seeds.

The tax burden related to our expected cannabis and hemp-related activities is still uncertain

Tax regimes, including excise taxes and sales taxes, can disproportionately affect the price of our products, or disproportionately affect the relative price of our products versus other cannabis and hemp-based products. Because our expected products are targeted at the premium cannabis market, tax regimes based on sales price can place us at a competitive disadvantage in certain price-sensitive markets. As a result, our volume and profitability may be adversely affected in these markets.

Additionally, the Corporation may incur significant tax liabilities if the U.S. Internal Revenue Service (“IRS”) continues to determine that certain expenses of businesses working with the cannabis plant are not permitted tax deductions under section 280E of the U.S. Internal Revenue Code of 1986, as amended (“Code”). Section 280E of the Code prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has invoked section 280E of the Code in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of section 280E of the Code favorable to cannabis businesses.

We may not meet timelines for project development

The Corporation’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition operating results, and timelines for project development of the Corporation. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, operating results, and timelines for project development of the Corporation.

Difficulty to forecast revenues, costs, and sales

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

We may also, from time to time, hold finished goods in inventory and such inventory has a shelf life. Finished goods in our inventory includes cannabis and hemp-based products that may reach expiration and not be sold. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life, and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, the price of production and sale of cannabis and hemp will fluctuate widely due to how young the cannabis and hemp industry is and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Corporation and, therefore, the economic viability of any of the Corporation’s business, cannot accurately be predicted.

Risks Related to Our Securities

The following risk factors apply with respect to the Corporation’s securities (“Securities”).

Volatile market price of the common shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control. This volatility may affect the ability of holders of Common Shares to sell their Securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future

We have never paid any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance our business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay cash dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

There can be no assurance that an active market for our securities will be sustained

There can be no assurance that an active market for our Common Shares will be sustained. Holders of our Common Shares may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of our securities at any given point in time may not accurately reflect the long-term value of the Corporation. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Common Shares may result and adversely affect the liquidity of the market for our Common Shares.

Other factors unrelated to our performance that may have an effect on the price and liquidity of our Common Shares include: extent of analytical coverage; lessening in trading volume and general market interest in the securities; the size of our public float; and any event resulting in a delisting of securities.

Certain Canadian laws could delay or deter a change of control

The Investment Canada Act (Canada) subjects an acquisition of control of a Corporation by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

We may pursue opportunities or transactions that may adversely affect our business and financial condition

Our management, in the ordinary course of our business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Neptune by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for our existing products, significant distribution arrangements, the sale of all of the shares of Neptune and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of our securities. Our policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless we are required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell our securities are doing so at a time when we are not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of our securities.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of our ongoing business, diversion of management’s time and attention, and possible dilution to shareholders. We may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect our business and financial condition.

Risks Related to Our Status as a Foreign Private Issuer

As a foreign private issuer, we are subject to different U.S. Securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders

We are a foreign private issuer under applicable U.S. federal securities laws. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer.

U.S. investors may be unable to enforce certain judgments

Neptune is a corporation existing under the Business Corporations Act (Québec). A number of our directors and officers are residents of Canada or other jurisdictions outside of the United States, and substantially all of our assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Corporation or upon its directors and officers. Execution by United States courts of any judgment obtained against the Corporation or any of the Corporation’s directors or officers in United States courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Corporation’s directors and executive officers under the United States federal securities laws. The Corporation has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

Dividends

We do not anticipate paying any dividend on our Common Shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

Description of Our Share Capital

The authorized share capital of the Corporation is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”), issuable in one or more series. In accordance with our articles of incorporation, we created the “Series A Preferred Shares”, which are non-voting shares.

As at March 31, 2019, there were a total of (i) 79,987,292 Common Shares and no Preferred Shares issued and outstanding, (ii) options to purchase 9,676,085 Common Shares issued and outstanding, (iii) deferred share units which settle in 448,387 Common Shares issued and outstanding, and (iv) warrants to purchase 750,000 Common Shares issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Corporation. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the board of directors of the Corporation from the Corporation’s funds that are duly available for the payment of dividends.

Winding-Up and Dissolution

In the event of the Corporation’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Corporation’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Corporation to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Corporation’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Corporation, with neither preference nor distinction.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and general by-laws of the Corporation, each of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Preferred Shares

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Corporation’s board of directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Corporation with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Corporation’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Corporation’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The board of directors of the Corporation has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Corporation of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

Market for Our Securities

The Common Shares are listed and posted for trading on the TSX under the symbol “NEPT” and NASDAQ under the symbol “NEPT”.

Trading Prices and Volumes

The following table sets out the high and low prices and total trading volume of the Common Shares as reported by the TSX and NASDAQ for each month of our Fiscal 2019.

Period	TSX (CDN$)				NASDAQ (US$)
	High	Low	Average Daily Volume	Total Monthly Volume	High	Low	Average Daily Volume	Total Monthly Volume
March 2019	4.75	4.01	162,710	3,416,900	3.57	2.98	486,329	10,212,900
February 2019	4.94	4.40	188,474	3,581,000	3.75	3.36	666,584	12,665,100
January 2019	5.02	3.65	263,955	5,807,000	3.78	2.70	864,262	18,149,500
December 2018	4.32	3.45	226,174	4,297,300	3.27	2.54	620,758	11,794,400
November 2018	5.12	4.11	197,741	4,350,300	3.89	3.10	689,090	14,470,900
October 2018	5.89	4.51	491,818	10,820,000	4.60	3.45	2,234,235	51,387,400
September 2018	6.12	4.97	620,253	11,784,800	4.72	3.80	3,085,511	58,624,700
August 2018	5.26	3.47	270,855	5,958,800	4.10	2.68	1,124,026	25,852,600
July 2018	4.55	3.68	243,790	5,119,600	3.45	2.81	614,890	12,912,700
June 2018	5.94	3.07	810,990	17,030,800	4.45	2.36	1,910,905	40,129,000
May 2018	3.82	3.36	46,536	1,023,800	2.97	2.62	270,373	5,948,200
April 2018	3.79	3.49	68,043	1,428,900	2.95	2.72	369,814	7,766,100

Issuance of Securities

For information in respect of options and warrants to purchase Common Shares and Common Shares issued or issuable upon the exercise of options and warrants, see the notes to our Fiscal 2019 financial statements. We did not otherwise issue any class of securities of Neptune that is not listed or quoted on a marketplace during Fiscal 2019. No warrants are outstanding as of the date of this AIF.

Directors and Officers

Directors

The table below sets out the name, place of residence, principal occupation and security holding in the Corporation and the period during which each such director has so served as well as the member of each committee of the Board of Directors as of the date hereof. Directors are elected at each annual shareholders meeting for a term that expires on the date of the Corporation’s next annual shareholders meeting or until his or her successor is duly elected, unless prior thereto the director resigns or otherwise vacates office.

Name and Place of Residence	Principal Occupation	Position Within the Corporation	Year of Nomination as Director of the Corporation	Common Shares, Directly or Indirectly, Beneficially Owned as of March 31, 2019
John Moretz (1) North Carolina, USA	Chief Executive Officer and President, Moretz Marketing LLC	Director and Chairman of the Board	2014	2,953,898
Katherine Crewe (2) Québec, Canada	Chair, Tec Canada	Director, and Chair of the Governance and Human Resources Committee	2015	-
Ronald Denis (2) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director	2000	-
Hélène F. Fortin(1) (2) Québec, Canada	Chartered Professional Accountant	Director, and Chair of the Audit Committee	2018	100
James S. Hamilton Québec, Canada	President and Chief Executive Officer of the Corporation	Director, President and Chief Executive Officer	2015	83,000
Richard P. Schottenfeld (1) New York, USA	Managing Partner & CEO of Schottenfeld Group, LLC	Director	2016	3,337,540
(1)Member of the Audit Committee of the Corporation (2)Member of the Governance and Human Resources Committee

The information as to outstanding Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective persons.

Officers

The following table sets out the name, place of residence and position held with us for each of our executive officers of March 31, 2019.

Name and Place of Residence	Position Held	With the Corporation Since	Common Shares, Directly or Indirectly, Beneficially Owned as of March 31, 2019
James S. Hamilton Québec, Canada	President and Chief Executive Officer	2015	83,000
Mario Paradis Québec, Canada	Vice President & Chief Financial Officer	2015	150,000
Michel Timperio Québec, Canada	President, Cannabis Business	2010	78,489
Jean-Daniel Bélanger Qébec, Canada	Vice President, Legal Affairs & Corporate Secretary	2012	491
Jackie Khayat Québec, Canada	Vice President, Business Development – Cannabis	2014	-

As of March 31, 2019, the directors and executive officers and key members of our management, as a group, beneficially owned or exercised control or direction over approximately 6,603,518 (8.26%) of the outstanding Common Shares of Neptune.

The following are brief biographies of Neptune’s directors and executive officers and key members of our management as of the date hereof:

Board of Directors

Mr. John Moretz – Director

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director of Kathy Ireland, LLC. In addition, he is the Managing Director of various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the textile industry building and marketing numerous consumer brands. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2012. Mr. Moretz founded Moretz Marketing in 1987 to create and manage lifestyle brands licensing opportunities. He serves on the following boards: Neptune Wellness Solutions-Chairman, LED Technologies, Blowing Rock Brewery, and McCubbin Hosiery, LLC.

Ms. Katherine Crewe – Director

Ms. Crewe is a strong and proactive leader with a consistent track record for identifying and maximizing manufacturing and business processes. She has spent 30 years in the medical device and pharmaceutical manufacturing space for companies with sales and distribution networks spanning the globe. During her career, she held several executive positions in various operations and quality management positions. Most recently, Ms. Crewe was Managing Director, Canadian operations, at Mallinckrodt Pharmaceuticals and prior to this she was Vice President, Operations, at Cryocath Technologies. Ms. Crewe is currently a Chair with TEC Canada, where she works with entrepreneurs, executives and business owners in understanding current challenges and opportunities and helps set objectives and goals, in order to meet new milestones. Ms. Crewe holds the Institiute of Corporate

Directors ICD.D, a Master of Engineering (Biomedical), from McMaster University and a Bachelor of Science (Chemical Engineering) from Queen’s University.

Dr. Ronald Denis - Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees

Ms Hélène F. Fortin

Hélène F. Fortin FCPA, FCA, ICD.D-IAS.A has been practicing public accounting for more than 35 years. A member of CPA Québec, she lectured in Accounting and Auditing during more than 20 years at many universities in both the undergraduate and graduate levels. She was actively involved from 1982 to 2018 with the Canadian Institute of Chartered Accountants (CPA Canada), on the Interprovincial Board of Evaluators, and with the Auditing and Assurance Standards Board during which time the 36 international standards of auditing were adopted in Canada from 2006 to 2009. She has been serving on boards of directors of large public and private corporations since 2003 which provides her with exposure to the best practices within a wide range of organizations, including Loto Québec, a Crown Corporation of the Province of Québec, as Chair of the Board of Directors, UBS Bank (Canada), Institute of Corporate Directors/Quebec, VoiceAge Corporation, and the federal department audit committees of the Public Service Commission. Former positions include the following Boards: CBC/Radio-Canada, Hydro-Québec, Infrastructure Québec, Concordia University, Assuris, Bellus Health and the audit committee for the federal Canada Economic Development Agency Quebec regions, and Agriculture and Agri-Food Canada. She is also actively involved with asset management and financing/funding strategies in her role as trustee/advisor for large pension plans, estates, and foundations.

Mr. James S. Hamilton – Director, President and Chief Executive Officer

Mr. Jim Hamilton became Neptune’s President and CEO in 2015. Prior to this, he was Vice President of Human Nutrition and Health, North America, and President of DSM Nutritional Products USA. He also served on the global management team of DSM Nutritional Product's Human Nutrition Business, an organization with over $2 billion in sales and operations in more than 40 countries. During the course of his over 30-year career, Jim has played a leading role in nutritional ingredients for the dietary supplement, food, animal-feed and personal-care industries. Mr. Hamilton's industry knowledge and innovative approach have made him a valuable contributor to several trade associations. He is a past Chairman of the Board of Directors of CRN, the dietary supplement industry's leading trade association. He currently sits on the Board of Directors of Vitamin Angels, a not-for-profit organization that provides life-changing vitamins to children in need. He has also been an invited speaker to numerous industry and governmental events in the field, including to the United Nations General Assembly to present on “The role of partnerships in the implementation of the UN’s post 2015 development agenda”. Mr. Hamilton is a graduate of Concordia University in Montreal and has attended numerous business and leadership programs at the London Business School and INSEAD.

Mr. Richard P. Schottenfeld – Director

Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

Executive Officers

Mr. Michel Timperio – President, Cannabis Business

Mr. Timperio was appointed President of Neptune’s Cannabis Business in 2017 where he plays an essential role in helping position the Corporation in business segments characterized by larger size and growth. During his 16-year career at Neptune, he held positions of chairman of the Board of Directors from 2000-2008 and VP of Business

Development where he was instrumental in the Corporation’s early development and growth by helping create a new nutrition products category, omega-3 krill oil. His entrepreneurial drive lead him to build a start-up venture in residential construction components. He previously worked for large corporations, including Armstrong World Industries and Reichhold Chemicals, where he held senior management business development positions. Mr. Timperio also had a political career; he was active as alderman for 20 years for one of the largest cities in Québec. He obtained his Bachelor of Commerce at Concordia University.

Mr. Mario Paradis – Vice President & Chief Financial Officer

Mr. Paradis became Neptune’s Chief Financial Officer in 2015. Prior to this, he was Vice President and Chief Financial Officer at Atrium, which was acquired in 2014 by Permira funds in a transaction valued at over $1.1 billion. Prior to this, he held roles of increasingly authority at Aeterna Zentaris, most notably as Vice President Finance and Administration & Corporate Secretary. Mr. Paradis began his career at PricewaterhouseCoopers (PwC), where he successfully held senior positions primarily in audit and tax. He is a member of the Canadian Chartered Professional Accountants (CPA) and member of the Institute of Corporate Directors (ICD.D). He holds a Bachelor’s degree in Business, with a specialty in Accounting, from the Université du Québec at Trois-Rivières.

Mr. Jean-Daniel Bélanger – Vice President, Legal Affairs & Corporate Secretary

Mr. Bélanger joined the Corporation as Director Corporate Affairs in November 2012 and has been acting as Secretary of the Board since June 2014. Appointed VP Legal Affairs in June 2017, he is in charge of all legal, and corporate law matters. A 2018 finalist as Quebec General Counsel of the year – Small/Mid Cap Companies, and finalist at the 2015 Canadian General Counsel Awards as “Leader of Tomorrow”, he holds a law degree from the Université de Montréal (2005) and is a member of the Québec Bar since 2006. Prior to joining the Corporation, Mr. Bélanger was a partner in a Montreal boutique securities law firm, where he practiced in the areas of mergers and acquisitions, corporate finance and securities, and general corporate and commercial law. He is also a member of the Board of Québec Bourse, a non-profit organization promoting public market access in Quebec.

Ms. Jackie Khayat – Vice President, Business Development – Cannabis Business

Ms. Khayat joined Neptune in 2014 as Director of Sales. With more than 15 years of combined nutraceutical and healthcare sales experience, she has played a key role in the execution of global strategies and development of new markets. In 2017, she was promoted to the role of VP International Sales and most recently to the role of VP Business Development for Neptune’s Cannabis Business where she plays a strategic role in the commercialization of this important business category. Prior to joining Neptune, Ms. Khayat has held several key positions in global companies such as 3M Canada. She graduated from the Faculty of Medicine at the Université de Montréal in 2001 with a Science degree specializing in Nutrition. She has also earned a Graduate Degree in Management from HEC Montreal and is now completing her Executive Master of Business Administration at Concordia University.

Recently Appointed Executive Officers

Dr. Graham Wood – Chief Scientific Officer

Dr. Graham Wood joined Neptune as Chief Scientific Officer in 2019. He leads the corporation’s clinical programs, research and development strategy and product development efforts to deliver high quality differentiated products to the global natural product and legal cannabis industries. Dr. Wood has twenty years of clinical research experience, including as the Chief R&D Officer at Altasciences, where he was responsible for developing innovative nonclinical and clinical techniques and overseeing the clinical pharmacology study designs. He was also Chief Executive Officer at Manna Research, which he grew from a single clinical research site to the largest family practice site network in Canada. As President at Cetero Research, he was responsible for the early and late stage clinical development conducted at the Cetero facilities in Toronto and Miami. He holds a PhD in Neurology and Neurosurgery from McGill University and worked as Fellow at the National Institute of Health.

Mr. Martin Landry – Chief of Corporate Development & Strategy

Mr. Landry joined Neptune as Chief of Corporate Development & Strategy in 2019. Mr. Landry plays a crucial role in developing and executing Neptune’s strategy to realize the Corporation’s growth ambition. He cumulates 20 years of experience in capital markets and accounting. Mr. Landry started his professional career in 1999 with Ernst & Young before transitioning into capital markets in 2005. In his previous role as a managing Director with GMP Securities he provided equity research coverage on the cannabis sector since the beginning in 2013. In 2017 and 2018, he ranked first amongst Canadian equity analysts for Small Cap/Special Situations research in Brendan Wood International. He was also designated top stock picker by Thomson Reuters in the Health Care sector for 2017. Mr. Landry holds the Chartered Professional Accountant designation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of Neptune, none of the directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:
(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(1)

Mr. Schottenfeld is the managing member and CEO of Schottenfeld Group LLC (“SG LLC”), a registered broker-dealer that was in the business of employing proprietary stock traders. On November 5, 2009, the U.S. Securities and Exchange Commission (“SEC”) filed two complaints in the U.S. District Court for the Southern District of New York against SG LLC and three of its former proprietary traders alleging that the traders engaged in insider trading through their SG LLC accounts. The cases were captioned SEC v. Cutillo, et al., Civ 9208 (RJS)(SDNY) and SEC v. Galleon Management, LP, et al., 09 Civ. 8811 (JSR)(SDNY). The allegations were based solely on the actions of former Schottenfeld Group employees. There were no allegations of wrongdoing against Mr. Schottenfeld or any member of SG LLC management. In March and April 2010, SG LLC settled both matters with the SEC, agreeing to disgorgement of the traders’ profits, the payment of civil penalties, injunctions against future violations of the federal securities laws, and the retention of an independent compliance monitor to review SG LLC’s internal compliance procedures. SG LLC has fully complied with the terms of the settlement and the matter has been completely resolved.

Except as set forth below, to the knowledge of Neptune, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)

is, or has been, within the last ten years, a director or executive officer of any Corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

(1)

Mr. Timperio served as President of 3930785 Canada Inc. from January 2005 to May 2010. On March 10, 2009, the company filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada). Iannitello & Associés inc. was appointed as trustee to hold and liquidate the company’s assets.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(c)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Legal Proceedings and Regulatory Actions

The Corporation is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of such proceedings and claims against the Corporation is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Corporation, the most significant outstanding proceedings and claims are as follows:

(a)

In May 2014, a former CEO of the Corporation filed a lawsuit against the Corporation in the Superior Court of Québec alleging that he was constructively dismissed. He claimed the payment of approximately $8.5 million and the issuance of equity instruments. In September 2015, Neptune filed a counterclaim to recover approximately $530,000 from this former CEO, representing various CEO’s personal expenses and withholding tax disbursed by Neptune and not reimbursed by the former CEO. All outstanding share-based payments held by the former CEO were cancelled during the year ended February 28, 2015. On May 10, 2019, the Corporation announced that it had settled certain claims made by this former CEO in accordance with a definitive agreement. The Corporation issued 600,000 Common Shares from treasusry to the former CEO, transfered 2,100,000 shares of Acasti Pharma Inc. held by the Corporation to the former CEO and reimbursed nominal legal fees. The former CEO granted the Corporation full and final release regarding all procedures relating to this matter;

(b)

The Corporation has received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by the Corporation’s former chief executive officer (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a corporation controlled by the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial cost and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation has until July 26, 2019 to file its appeal factum.

(c)

In August 2014, the Corporation initiated arbitration proceedings against a former customer claiming the approximate amount of $5 million (US$3.7 million) for unpaid krill oil products sold and delivered under a distributorship agreement entered into in December 2011. The full amount receivable has been written-off. In August 2018, this former customer amended its counterclaim to seek from the Corporation the approximate amount of $193 million in damages (AU$201 million). As of the date hereof, no agreement has been reached. The Corporation intends to pursue its claim and to vigorously defend against this counterclaim. Arbitration is currently scheduled for hearing on July 2019.

Although the outcome of these and various other claims and legal proceedings against the Corporation as at March 31, 2019 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations

On November 6, 2015, Neptune and its insurers filed a motion to institute proceedings before the Superior Court of Montreal against 17 defendants (engineering firms and engineers), alleging that the defendants had not taken all the appropriate measures to ensure that Neptune’s plant met the safety standards and the required construction standards, and were therefore jointly responsible for the explosion that took place on November 8, 2012. The total claim of the plaintiffs amounts to $24.4 million, with approximately $7 million representing Neptune’s claim. No trial date has been set.

Interest of Management and Others in Material Transactions

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation.

Escrowed Securities

To the knowledge of the Corporation, as of the date hereof, no securities of any class of securities of the Corporation are held in escrow or subject to contractual restrictions on transfer or are anticipated to be held in escrow or subject to contractual restrictions on transfer.

Transfer Agents and Registrars

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

Material Contracts

The following is a list of the Corporation’s material contracts required to be listed under applicable Canadian securities laws that the Corporation has entered into since April 1, 2018 or prior thereto but which are still in effect:

(a)

the asset purchase agreement with Aker BioMarine dated August 7, 2017 in respect of the Aker Transaction, as described under “General Development of the Corporation - Fiscal Year Ended March 31, 2018 - Transaction Concluded with Aker BioMarine”;

(b)

the processing agreement with Canopy Growth dated June 19, 2018, as described under “General Development of the Corporation - Fiscal Year Ended March 31, 2019 – Transaction Concluded with Canopy Growth Corporation”;

(c)

the asset purchase agreement dated May 9, 2019 with SugarLeaf in respect of the SugarLeaf Acquisition, as described under “General Development of the Corporation – Recent Business Developments – Transaction Concluded with Sugarleaf”; and

(d)	the License for Standard Processing from Health Canada issued on January 4, 2019 to a subsidiary of the Corporation, 9354-7537 Québec Inc.

Interest of Experts

KPMG LLP (“KPMG”) has audited our consolidated financial statements for the years ended March 31, 2019 and 2018. KPMG is independent with respect to Neptune Wellness Solutions Inc. within the meaning of the relevant rules and related interpretation prescribed by the releveant professional bodies in Canada.

Report on Audit Committee

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors, and lastly amended on November 14, 2017.

Composition of the Audit Committee

The Audit Committee is currently composed of three (3) members of Board of Directors: Ms. Hélène F. Fortin, acting as Chair person of the Committee, Mr. John M. Moretz and Mr. Richard P. Schottenfeld. From the experience set forth below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Under National Instrument 52-110 - Audit Committees, a member of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

All members of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Corporation financial statements.

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities, and (d) understanding of internal controls and procedures for financial reporting.

Ms. Hélène F. Fortin – Holding a graduate degree in Public Accounting with honours from McGill University, Hélène F. Fortin also earned a magna cum laude Bachelor of Business Administration degree with specialization in accounting and finance from Concordia University. She became a chartered accountant in 1982 and earned the title of ICD.D from the Institute of Corporate Directors in 2006 after completing the Directors Education Program. She has been practising public accounting for more than 35 years. A member of CPA Quebec, the Ordre des comptables professionnels agréés du Québec (OCPAQ), she was a member of the Auditing and Assurance Standards Board of CPA Canada (the Canadian Institute of Chartered Accountants) from 2006 to 2009, and has assisted the association’s Interprovincial Board of Evaluators for more than 30 years, all the while teaching accounting and certification in several Québec universities. She sits on numerous boards of major corporations and a variety of organizations, including the Institute of Corporate Directors (Québec section), the USB Bank (Canada), and VoiceAge presiding over the Audit, Governance, Human Resources, Finance and Retirement Fund Management committees. She also is the chairperson of the board of Loto Quebec since 2007, and a member of audit committees for federal departments. She formerly was a director on numerous boards including Concordia University, Hydro Quebec, Infrastructure Quebec, CBC Radio-Canada, Assuris, and Bellus Health. She actively contributes to training on the governance of corporations and boards of directors as an author, guest speaker, and workshop leader. Ms. Fortin earned the title of Fellow of the OCPAQ in February 2010, and of CPA Quebec in 2012.

Mr. John Moretz – Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director of Kathy Ireland, LLC. In addition, he is the Managing Director of various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the textile industry building and marketing numerous consumer brands. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2012. Mr. Moretz founded Moretz Marketing in 1987 to create and manage lifestyle brands licensing opportunities.

Mr. Richard P. Schottenfeld – Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

	Financial Year Ended March 31, 2019	Financial Year Ended March 31, 2018
Audit Fees (1) ………………..………	$356,000	$369,875
Audit-Related Fees (2) …...………….	$35,000	$0
Tax Fees (3) ……………………..….	$54,000	$64,100

Total Fees Paid …………………….	$445,000	$420,475

External Auditor Fees

1.

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings, Sarbanes–Oxley Act Section 404 opinions and consultations on accounting or disclosure issues.

2.

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above.

3.	“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Tax fees include, but are not limited to, preparation of tax returns and R&D tax credit claims.

Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s management proxy circular for its 2019 annual and special meeting of shareholders held on August 15, 2018 and will be contained in Neptune’s management proxy circular for its annual and special meeting of shareholders to be held on August 14, 2019. Additional financial information is also provided in the Corporation’s financial statements and MD&A for the most recently completed fiscal year. These documents and additional information related to Neptune are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.html.

Schedule “A”
Charter of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.
4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager (if any) and management in separate sessions, if considered necessary, to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the Audit Commitee as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.
3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered professional accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

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5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.
6.	Non-audit services of minimal amount satisfy the pre-approval requirements on the following conditions:
(a)

that the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

(b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
(c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors, if applicable, before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year.
4.

Review with financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation, and the results of any external audit procedures, if applicable.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously. On a quarterly basis, the Committee shall monitor and report in the minutes of meeting any such complaint.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.
2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under Toronto Stock Exchange rules.
3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

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4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.
5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.
6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.
7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.
2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.

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